
02043400

smsc

Standard Microsystems Corporation Connecting It All

RECD S.E.C.
JUL 2 2 2002
1086
AR/S
P.E.
2-28-02

2002 Annual Report Standard Microsystems Corporation 2002 Annual Report SMSC 2002 Annual Report



PROCESSED
JUL 2 5 2002
THOMSON
FINANCIAL



SMSC's Real World Connectivity™ solutions connect people, machines and information. SMSC's Real World Connectivity™ solution

SMSC provides Real World Connectivity™ solutions for a broad range of high-speed communication and computing applications.



*Pro forma



SMSC delivers integrated hardware and software solutions to manage systems and connect peripherals. SMSC delivers integrated



nnect people, machines and information. SMSC's Real World Connectivity™ solutions connect people, machines and information. S

About the Company SMSC provides Real World Connectivity™ solutions for a broad range of high-speed communication and computing applications. Leveraging a broad intellectual property portfolio and an extensive history in the design of the world's most preferred Advanced Input/Output products, SMSC delivers integrated hardware and software solutions to manage systems and connect peripherals in today's rapidly evolving computing architectures. SMSC works with industry-leading OEM's to combine advanced digital, mixed-signal and analog functionality into Application Specific Standard Products.

The Company's Embedded Products connect people, machines and information. SMSC delivers integrated Ethernet and USB 2.0 solutions, along with a diverse range of other products, for network printers, set-top boxes, home gateway products, car navigation systems, cellular base stations, USB peripherals and more.



rdware and software solutions to manage systems and connect peripherals. SMSC delivers integrated hardware and software soluti





To My Fellow Shareholders,



In calendar year 2001, the semiconductor industry endured an unprecedented year-to-year decline. Industry-wide revenues dropped by more than 32%, and some segments will take more than two years to fully recover to 2000 levels. SMSC has weathered the storm well and has emerged as a stronger company positioned for growth. SMSC's fiscal 2002 achievements include increased market share, an expanded technology portfolio, entrance into new markets, healthy gross margins, improved operating income, and, perhaps of most importance, profitability. A solid performance, particularly in light of market conditions.

Market share gains and the addition of products serving new markets largely compensated for the poor economic climate. Consolidated revenues declined only 2.5%, from $163.4 million to $159.3 million, exceeding general industry performance. Specifically, product sales declined 20.7% compared to the overall market decline of over 32%. However, licensing revenues climbed significantly in fiscal 2002, due to the receipt of a $29.6 million payment from Intel, largely offsetting the reduction of product revenue.

"Advanced I/O sales outpaced worldwide personal computer demand. Market share grew by 1–2% overall."

The increase in licensing revenue caused gross margins to climb from 40.9% to 49%. Excluding the Intel payment, gross margins on revenues, which were down by a modest 2.5 percentage points, held up very well given the lapse in market demand. Soft market conditions caused product obsolescence charges, which accounted for this modest gross margin decline. Market pricing pressures were successfully offset by aggressively expanding the features and value of our silicon solutions. Further, improvements in operating efficiencies helped drive margins on product sales back up to 41% in the fourth quarter of fiscal 2002, and we expect to maintain these robust levels in fiscal 2003.

The depth and duration of the recession, the deterioration of the PC chipset market, and the mounting barriers to entry of that market necessitated that SMSC restructure its operations at the end of the third quarter. SMSC exited the PC chipset business, resized its operations, and redirected resources toward its core businesses. This restructuring helped improve fourth quarter operating income by approximately $4 million compared to the fourth quarter of the previous fiscal year on similar revenues. SMSC's breakeven point is now about $33 million per quarter compared to over $40 million previously, even though R&D expenditures

supporting our core businesses have grown by over 50%. Operating income for fiscal 2002 grew to $6.4 million from a loss of $1.2 million in the prior year.

Despite the worst downturn in semiconductor industry history, cash flow was positive even after adjusting for nonrecurring events such as the large licensing payment and stock buybacks. Further, SMSC maintains an exceptionally strong and conservative balance sheet. Cash and short-term investments climbed to $126.7 million. Inventories dropped by 45% during the year, and the Company has no debt.

SMSC is organized into two core businesses: Advanced Input/Output (I/O) and Embedded Products. Through our Advanced I/O business, we work with industry-leading manufacturers to combine advanced digital, mixed-signal, and analog functionality into Application Specific Standard Products. Our Embedded Products business provides a wide range of standard connectivity solutions, such as Ethernet and Universal Serial Bus (USB) 2.0, serving a diverse range of end markets.

Advanced I/O sales outpaced worldwide personal computer demand. Market share grew by 1–2% overall, and new market segments were successfully entered. Accelerated product development investment facilitated rapid product line expansion. Specifically, SMSC announced several new product families including environmental monitoring and control, solutions for mobile peripherals (e.g., docking stations, port replicators and cradles), microcontrollers for keyboards, and system controllers tailored for the channel or white box market.

Sizeable design wins have already been secured in all four new product families. SMSC also won a series of very large desktop platforms with a large computer maker. That win, which began to produce revenue in the third quarter of fiscal 2002, is anticipated to represent an incremental $20 million per year of revenues at full volume. Together, these achievements are expected to further boost market share, and our Advanced I/O business should grow at a rate greater than that of the PC industry in fiscal 2003.

Fiscal 2002 was particularly tough for Embedded Products as market demand fell precipitously at the beginning of the fiscal year and did not hit bottom until the fourth quarter. Embedded revenues declined nearly 45% in fiscal 2002 compared to the previous year and were slightly less than 25% of total fiscal 2002 product revenues.

Nevertheless, several significant new products were released in fiscal 2002, and their positive market reception has positioned this business for a healthy rebound in fiscal 2003. Of particular note is the introduction of our



Car Navigation System

LAN91C111 chip, which was introduced early in the year. The LAN91C111 is a fully-integrated 10/100 non-PCI MAC+PHY, which has found success in applications such as printers, set top boxes, routers, modems and other networked peripherals. This product has already captured over 300 design wins, most of which are expected to start ramping in fiscal 2003. The incessant drive to network all forms of tools, appliances and peripherals has escalated the growth rate of the underlying markets that our embedded networking products serve.

In addition, at the end of fiscal 2002, SMSC announced its entry into the USB 2.0 market with the introduction of its first two products for that market, the USB97C201 *True Speed* ATA/ATAPI/CF Bridge Controller for external disk drives and the USB97C210 Memory Card Controller for USB memory card readers. USB 2.0 is forty times faster than the prior USB 1.1 generation products and is backward compatible. Proliferation of this technology is anticipated to be very fast due to its compelling performance advantages, and SMSC expects to be an important player in this new market.

In closing, SMSC strengthened its leadership position during the recession of the past fifteen months. We have lowered our breakeven point, gained market share, broadened our product portfolio and expanded into new markets in both our Advanced I/O and Embedded Products businesses. Our balance sheet has never been stronger, and when the inevitable economic rebound occurs, we are poised to outperform the markets in which we compete. We are excited about our prospects for fiscal 2003 and thank all our shareholders, employees, and other stakeholders for their continued support.

April 12, 2002

Sincerely,



Steven J. Bilodeau
Chairman of the Board, President and Chief Executive Officer







Expanding Market Opportunities



Real World Connectivity™ Solutions Real World Connectivity™ Solutions

Design Flexibility, Efficiency

Leveraging a vast intellectual property portfolio and an extensive history in semiconductor design, SMSC has grown its leadership franchise on the basis of its ability to innovate. As a premier worldwide supplier of Real World Connectivity™ solutions for a broad range of high-speed communication and computing applications, SMSC offers customized products that provide its customers design flexibility, efficiency and differentiation.

During fiscal 2002, SMSC achieved some significant milestones as it aligned the Company to better pursue several attractive growth initiatives. With a renewed focus on the Company's core strengths in Advanced Input/Output (I/O) and Embedded solutions, SMSC is building on the success of its incumbent market share position. Despite the unprecedented semiconductor economic recession, SMSC made progress in building share during the fiscal year, particularly in the branded desktop market and the white box market. In addition, the Company maintained its even stronger position in the notebook market. Further, SMSC is receiving very favorable customer response to a diverse group of new products, attesting to the success of a strategy aimed at growth through integration.

SMSC believes it has greatly enhanced its ability to pursue the significant growth opportunities that exist in a wide range of end markets. Its accomplishments validate the importance of its mission and, as a result of extracting value from a strong brand, global distribution and technological leadership, these accomplishments demonstrate how SMSC is bringing value to its shareholders, customers and employees.



With a renewed focus on the Company's core strengths in Advanced Input/Output and Embedded solutions, SMSC is building on the

and Differentiation Design Flexibility, Efficiency and Differentiation





SMSC is receiving very favorable customer response to a diverse group of new products, attesting to the success of a strategy aimed at growth through integration.

strength of its incumbent market share position. With a renewed focus on the Company's core strengths in Advanced Input/Output a

Connecting People, Machines and Information

USB97C201 True Speed ATA/ATAPI/CF USB 2.0 Peripheral Controller for External Disk Drives



Today's need to be "connected" is fueling growth in embedded connectivity solutions for products ranging from printers to set-top boxes to small office/home office networking equipment. SMSC's Embedded Products business serves this highly diversified market of communication and connectivity applications, and generally provides higher margins than SMSC's traditional Advanced I/O products. The embedded market also serves as a means to leverage SMSC's Advanced I/O product development. Products developed for personal computing (PC) architectures eventually migrate into many industrial embedded applications.

USB97C210 Memory Card Controller for USB Memory Card Readers USB97C210 Memory Card Controller for USB Memory Card Readers

Design activity in SMSC's Embedded business remained strong in fiscal 2002, despite the industry downturn. As a result, SMSC introduced several new products designed to drive growth over the next several years.

Of significance, SMSC introduced its LAN91C111 MAC+PHY, non-PCI Ethernet chip, which is receiving broad-based market acceptance, having already won over 300 designs. It is expected to be a solid contributor to Embedded sales growth as customers ramp these designs into production. Ethernet solutions serving markets such as set-top boxes, routers and networking printers will continue to contribute to growth in fiscal 2003. In more niche



LAN91C111 Non-PCI 10/100 Mbps Single Chip Ethernet MAC+PHY Controller LAN91C111 Non-PCI 10/100 Mbps Single Chip Ethernet

A March 2002 report from In-Stat/MDR stated that USB 2.0 is poised to far surpass the first generation USB standard, experiencing an approximate 220% CAGR over the next four years.



networking applications, solutions designed for markets such as car navigation systems and cellular base stations are also expected to provide high-margin revenue growth in the Embedded business in the coming year.

Also generating a great deal of market excitement is the rapidly advancing USB 2.0 standard, for

USB97C210 Memory Card Controller for USB Memory Card Readers USB97C210 Memory Card Controller for USB Memory Card Readers

which SMSC has introduced its first two products and has begun to ramp production. Going forward, the Company will also unveil several additional USB 2.0 solutions. According to industry estimates, USB 2.0, a protocol designed to be up 40 times faster than its USB 1.1 predecessor, is expected to experience explosive growth over the next few years. Specifically, a March 2002 report from In-Stat/MDR stated that USB 2.0 is poised to far surpass the first generation USB standard, experiencing an approximate 220% Compound Annual Growth Rate (CAGR) over the next four years.

MAC+PHY Controller LAN91C111 Non-PCI 10/100 Mbps Single Chip Ethernet MAC+PHY Controller LAN91C111 Non-PCI 10/100 Mbps



Driving Feature Integration

SMSC provides Application Specific Standard Products (ASSP) for the PC market, focusing on continually bringing higher value-added features to PC architectures. As these architectures have evolved, SMSC's new product developments incorporating analog, mixed-signal, embedded flash and software/BIOS capabilities have built further momentum in expanding the Company's product lines. As an example, SMSC now offers keyboard controllers and environmental monitoring and control functions, both in the form of stand-alone devices and as integrated features in its Advanced I/O chips.

The Company's commitment to providing higher value solutions and meeting customers' needs to drive feature integration has enabled it to build the leading market share position for its Advanced I/O devices with the industry's global top-tier and branded original equipment manufacturers. As a result, once the PC market returns to more healthy demand, SMSC is uniquely positioned to benefit. In fiscal 2002, SMSC maintained an approximate 40% share of total Super I/O devices, measured by revenue – a reflection of its higher value solutions. Going forward, as SMSC introduces more analog and mixed-signal content into its designs, it is creating a more defensible market share position. Drilling down, the Company expects to see a notable increase in its desktop market share as new desktop design wins fully ramp. In addition, it expects to maintain its strength in the faster-growing notebook market. Lastly, SMSC saw its share double in the high volume white box market, following the introduction of a new design targeting this market, and views this as an incremental growth opportunity for future business.



LPC47S45x Advanced I/O Controller for PC Server Applications LPC47S45x Advanced I/O Controller for PC Server Applications LPC47S45x

LPC47M192 I/O Controller with Hardware Monitoring Capability



New opportunities include environmental monitoring devices which measure system health; stand-alone microcontrollers that direct keyboard, mouse and subsystems functions; USB hubs and integrated USB hub devices for use in desktop and notebook PCs; and mobile peripheral devices for use in docking stations, port replicators and accessories that enable communications portability.



LPC47N252 LPC-Compliant Advanced Notebook I/O Controller

The evolving PC architecture presents substantial avenues of expansion for SMSC as it executes solutions one step ahead of the market and ahead of the competition. Now, as the transformation to more non-legacy functionality increases, SMSC is well-positioned with new skills and development capabilities to address opportunities as they are unfolding in an increasingly diverse PC market.

In fiscal 2002, SMSC maintained an approximate 40% share of total Super I/O devices.

Advanced I/O Controller for PC Server Applications LPC47S45x Advanced I/O Controller for PC Server Applications LPC47S45x Advancec

SMSC is approaching the future with a focused strategy and optimistic long-term outlook. It has aligned its businesses with dynamic markets and the Company expects to leverage its expanding technological capabilities to grow its market share. Going forward, SMSC expects to drive growth as it pursues a highly focused set of expansion initiatives, including:

SMSC expec
leverage its
technological
capab
its m

Advanced I/O Products

- *Continued success in market share design wins, including a recent top tier PC customer win for desktop applications*
- *Migration of existing customers from low-end notebook devices to fuller featured high-end solutions*

EMC6D100 & EMC6D101 Environmental Monitoring and Control IC's

- *Expansion of products tailored for the high volume white box or channel market*
- *Growth of mixed-signal content*
- *Development of environmental monitoring analog solutions*
- *New product offering serving mobile peripherals*

Embedded Products

- *Capitalize on explosive growth expected in the USB 2.0 market through multiple new product offerings*
- *Significant growth resulting from the high attach rate for broad-based Embedded Ethernet applications*
- *Expansion of after-market sales of the broader Advanced I/O family of devices with analog functionality*
- *Development of environmental monitoring solutions tailored to the embedded marketplace*

LPC47M192 Advanced I/O Controller with Hardware Monitoring Capability LPC47M192 Advanced I/O Controller with Hardware Moni

Financial Table of Contents

Selected Financial Data 14

Management's Discussion and Analysis of Financial Condition and Results of Operations 16

Consolidated Statements of Operations 27

Consolidated Balance Sheets 28

Consolidated Statements of Shareholders' Equity 29

Consolidated Statements of Cash Flows 30

Notes to Consolidated Financial Statements 31

Report of Independent Auditors 51

Shareholder Information 52

Selected Financial Data

(In thousands, except per share data)

As of February 28 or 29, and for the years then ended	**2002**	2001	2000	1999	1998
Operating Results ***(Fiscal 1999 and 1998 presented pro forma for change in revenue recognition)***					
Product sales	**$128,528**	$162,008	$151,371	$150,294	$142,206
Licensing revenues	**30,770**	1,420	1,876	1,474	2,046
Total revenues	**159,298**	163,428	153,247	151,768	144,252
Gross profit	**78,034**	66,768	59,363	54,623	39,460
As a percentage of revenues	**49%**	41%	39%	36%	27%
Research and development	**31,178**	32,580	24,365	17,437	14,298
As a percentage of revenues	**20%**	20%	16%	11%	10%
Selling, general and administrative	**32,744**	35,369	32,993	30,469	30,645
As a percentage of revenues	**21%**	22%	22%	20%	21%
Restructuring costs	**7,734**	—	—	—	—
As a percentage of revenues	**5%**	—	—	—	—
Operating income (loss)	**6,378**	(1,181)	2,005	5,163	(5,483)
As a percentage of revenues	**4%**	–1%	1%	3%	–4%
Income (loss) from continuing operations	**7,475**	22,164	3,442	5,186	(4,255)
As a percentage of revenues	**5%**	14%	2%	3%	–3%
Net income (loss)	**5,911**	26,929	7,593	(13,362)	(22,071)
As a percentage of revenues	**4%**	16%	5%	–9%	–15%
Diluted net income (loss) per share					
Income (loss) from continuing operations	**$ 0.44**	$ 1.29	$ 0.22	$ 0.32	$ (0.27)
Net income (loss)	**0.35**	1.57	0.48	(0.85)	(1.42)

As of February 28 or 29, and for the years then ended	**2002**	2001	2000	1999	1998
Operating Results ***(Fiscal 1999 and 1998 presented as previously reported)***					
Product Sales	**$128,528**	$162,008	$151,371	$154,352	$146,280
Licensing revenues	**30,770**	1,420	1,876	1,474	2,046
Total Revenues	**159,298**	163,428	153,247	155,826	148,326
Gross profit	**78,034**	66,768	59,363	55,980	44,463
Research and development	**31,178**	32,580	24,365	17,437	14,298
Selling, general and administrative	**32,744**	35,369	32,993	30,550	30,726
Restructuring costs	**7,734**	—	—	—	—
Operating income (loss)	**6,378**	(1,181)	2,005	6,439	(561)
Income (loss) from continuing operations	**$ 7,475**	$ 22,164	$ 3,442	$ 6,003	$ (1,105)
Net loss from discontinued operations	**(1,564)**	—	—	(5,255)	(18,846)
Gain (loss) on sales of discontinued operations, net of taxes	**—**	4,765	4,151	(13,293)	1,030
Cumulative effect of change in accounting principle, net of taxes	**—**	—	(2,924)	—	—
Net income (loss)	**$ 5,911**	$ 26,929	$ 4,669	$ (12,545)	$ (18,921)
Diluted net income (loss) per share					
Income (loss) from continuing operations	**$ 0.44**	$ 1.29	$ 0.22	$ 0.38	$ (0.07)
Net income (loss)	**0.35**	1.57	0.29	(0.79)	(1.22)
Diluted weighted average common shares outstanding	**16,900**	17,165	15,915	15,824	15,519
Balance Sheet and Other Data					
Cash and short-term investments	**$126,660**	$109,174	$ 75,405	$ 70,071	$ 55,758
Working capital	**154,981**	146,382	111,016	98,342	83,784
Capital expenditures	**4,488**	14,600	10,503	10,847	3,854
Depreciation and amortization	**11,614**	11,792	9,988	10,544	11,328
Total assets	**236,063**	239,098	258,508	198,657	210,049
Long-term obligations	**6,973**	5,812	22,151	7,816	7,297
Shareholders' equity	**193,453**	194,315	201,792	158,434	172,377
Book value per common share	**12.14**	12.08	12.80	10.21	10.82

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the Company's Consolidated Financial Statements and footnotes thereto contained in this report.

Overview

Description of Business

Standard Microsystems Corporation (the Company or SMSC) is a designer and worldwide supplier of advanced digital and analog Input/ Output (I/O) system and connectivity solutions for a broad range of communications and computing applications in the areas of Advanced I/O, Connectivity, Local Area Networking and Embedded Control Systems. The Company is a fabless semiconductor supplier whose products are manufactured by third party world-class semiconductor foundries and assemblers. To insure the highest quality, the Company conducts a significant portion of its final testing requirements in the Company's own state-of-the-art testing operation.

The Company is prominent as the world's leading supplier of Advanced Input/Output (I/O) integrated circuits for desktop and mobile personal computers. Advanced I/O circuits contain a variety of individual functions and unique I/O controllers delivered in a single package, including floppy disk control, keyboard control and BIOS, parallel and serial port control, and often flash memory, infrared communications support, a real-time clock, system management and power management.

The Company serves the USB connectivity market with its family of connectivity products, which provide solutions using both USB 1.1 and USB 2.0 technologies. Embedded Networking products are designed to serve a variety of machine-to-machine communications applications, such as set-top boxes, home gateway products, printers and wireless communication interfaces.

The Company's headquarters are in Hauppauge, New York, and SMSC operates design and validation centers in New York, Austin, Texas and San Jose, California, and has sales offices in the United States, Europe and Taiwan. The Company conducts most of its business in the Japanese market through its majority-owned subsidiary, SMSC Japan.

Customers and Product Life Cycles

Standard Microsystems Corporation sells its products to a worldwide customer base, which includes most of the world's leading personal computer and personal computer motherboard manufacturers. The Company's Advanced I/O circuits reside on the motherboards of personal computer products sold by Compaq, Dell, Fujitsu, Gateway, Hewlett-Packard, IBM, Intel, NEC, Sony, Toshiba and most other leading manufacturers. The Company also sells its products through electronics distributors, who provide value-added access to a broad base of smaller personal computer suppliers, as well as to many customers who use the Company's products in diverse embedded systems, networking and connectivity applications.

While the demand for the Company's products is primarily driven by the worldwide demand for personal computers, peripheral devices, and embedded systems applications sold by U.S.-based suppliers, a significant portion of the Company's products are sold to manufacturing subcontractors of those U.S.-based suppliers, located in Asia and the Pacific Rim. The majority of the world's personal computer, personal computer motherboard and other high technology manufacturing activity occurs in that region.

From time to time, several key customers can account for a significant portion of the Company's revenues. During fiscal 2002, 2001 and 2000, the

Company had two customers whose purchases represented a significant portion of the Company's revenues in certain fiscal years. Revenues from one customer represented 29.0% in fiscal 2002, and 11.2% in fiscal 2001, of the Company's revenues for those respective fiscal years. Revenue from a second customer represented 15.2% in fiscal 2002, and 14.5% in fiscal 2000, of the Company's revenues for those respective fiscal years. No other customer represented more than 10% of the Company's revenues in those fiscal years. The Company expects that its key customers will continue to account for a significant portion of its revenues in fiscal 2003 and for the foreseeable future.

The evaluation, testing and design-in of the Company's products by customers typically lasts several months or more, with an additional three to nine months or more before a customer typically commences volume production of equipment incorporating the products. In light of the recent significant economic slowdown in the technology sector, it may take longer than three to nine months before customers commence volume production of equipment incorporating the Company's products. Due to this cycle, the Company can experience significant delays between incurring expenses for research and development, marketing, selling, administrative efforts, and investments in inventory, and the corresponding generation of revenue, if any. As is typical in the semiconductor industry, the Company's rate of new orders can vary significantly from month to month. If anticipated revenues in any quarter do not occur as expected, expenses and inventory levels could be disproportionately high, and the Company's results of operations for that quarter, and potentially for future quarters, could be adversely impacted.

Gross Profit

The Company's gross profit has been impacted in the past, and may continue to be impacted in the future, by various factors, including:

- Product mix
- Position of products in their respective life cycles
- Competitive pricing strategies
- Manufacturing efficiencies and inefficiencies
- Semiconductor foundry manufacturing capacity

Advanced I/O products typically have short production life cycles, are sold in high volume, and generally produce lower gross margins than products for networking and embedded systems applications, which typically have longer production life cycles and are shipped in lower unit volumes. In addition, newly-introduced products generally command higher average selling prices and gross margins, both of which typically decline over product life cycles, due to competitive pressures and other factors. In order to offset declines in average selling prices, the Company continually works to add additional functionality and value to its products, and to reduce the costs of its products, through product and manufacturing design changes, yield improvements, manufacturing efficiencies and lower costs negotiated with subcontract manufacturers.

Business Restructuring

In November 2001, the Company's Board of Directors approved management's plan to exit the PC chipset business, redirect the Company's resources, and increase its focus on leveraging its core technologies toward higher growth, higher margin businesses. As a result, the Company discontinued further investments in PC chipset development activities. This restructuring was announced on December 3, 2001.

The decision to exit this business was based upon an assessment of the PC chipset marketplace, and management's conclusions that the opportunities for profitability in this marketplace had declined, and the costs of entry had increased, to a point where further investments in PC chipset technology were not justified. In addition to the changing market prospects for PC chipset products, the current, unprecedented semiconductor market downturn had prevented the Company from producing profits while continuing its significant investment in PC chipset products.

As a result of this restructuring, the Company recorded a charge of $9.0 million in fiscal 2002, of which $7.7 million is classified within operating expenses and $1.3 million is classified within cost of goods sold on the Consolidated Statements of Operations. The restructuring charge included $5.3 million for impairments in asset values, $1.3 million for excess and obsolete inventory, $1.9 million for long-term, non-cancelable lease obligations, $0.3 million for a workforce reduction of 55 people, and $0.2 million in other costs.

The Company completed its restructuring program during the fourth quarter of fiscal 2002. Substantially all of the $0.3 million in cash payments related to the workforce reduction were made in that period. Payments related to the non-cancelable lease obligations will be paid over their respective terms, through August 2008. Substantially all of the remaining restructuring costs were non-cash.

By virtue of this restructuring, the Company has redeployed certain resources previously devoted to chipset marketing and development programs back to its core technologies in high-speed communications and computing applications. The restructuring also reduced the Company's annual operating expenses by approximately $7 million, but had minimal impact on current product sales, as the Company had yet to achieve significant product sales of PC chipset products.

Results of Operations

Revenues

The Company's revenues for fiscal 2002 were $159.3 million, including $128.5 million of product sales and $30.8 million of licensing revenues, compared to fiscal 2001 revenues of $163.4 million, which included $162.0 million of product sales and $1.4 million of licensing revenues. Fiscal 2000 revenues were $153.2 million, including $151.4 million in product sales and $1.9 million in licensing revenues.

Licensing revenues in fiscal 2002 include a $29.6 million payment received from Intel Corporation in the third fiscal quarter, more details regarding which appear within the section of this discussion titled *Technology and Patent License Agreements with Intel Corporation.* The decline in product revenue in fiscal 2002, as compared to fiscal 2001, resulted primarily from a decrease in unit volumes, reflecting the continued unfavorable economic conditions in the semiconductor industry. Many of the Company's customers faced slowing demand for their products and needed to work down significant inventory balances throughout fiscal 2002. Despite this ongoing economic slowdown in the technology sector, the Company's 21% decline in product sales in fiscal 2002 was lower than the 30%–35% calendar 2001 revenue decline experienced by the overall semiconductor industry, as estimated by most market research sources. The Company believes that it gained market share in the Advanced I/O market in fiscal 2002, on the strength of several key desktop PC design wins.

Fiscal 2001 product sales increased by $10.6 million as compared to fiscal 2000, due to increased unit

volume in fiscal 2001, partially offset by lower average selling prices. During the latter part of fiscal 2000, the Company assigned specific resources to increase its focus on pursuing opportunities for its networking, connectivity and embedded control systems products. Revenues from these products increased to approximately 33% of total revenues in fiscal 2001, compared to less than 25% in fiscal 2000.

Revenues from customers outside of North America accounted for 73% of the Company's revenues in fiscal 2002, compared to 77% in fiscal 2001 and 79% in fiscal 2000. The Company expects that international shipments, particularly to the Asia and Pacific Rim region, will continue to represent a significant portion of its revenues.

Gross Profit

Gross profit for fiscal 2002 was $78.0 million, or 49.0% of revenues, compared to $66.8 million, or 40.9% of revenues reported for fiscal 2001. Gross profit in fiscal 2000 was $59.4 million, or 38.7% of revenues. Excluding the impact of the licensing payment received from Intel Corporation and charges associated with the Company's fiscal 2002 restructuring, the gross profit percentage in fiscal 2002 was 38.3% of revenues.

The decrease in gross profit percentage in fiscal 2002 to 38.3% of revenues, as adjusted, reflects a decrease in unit shipments, which resulted in lower fixed overhead absorption. The fiscal 2002 gross profit percentage was also adversely impacted by a product mix shift away from embedded systems, networking, and connectivity products, which traditionally contribute higher gross margins than Advanced I/O products.

The increase in gross profit percentage in fiscal 2001, as compared to fiscal 2000, reflected higher unit volumes, which enabled better utilization of fixed overhead, as well as improved semiconductor test operation efficiencies and a shift in product mix towards higher margined embedded systems, networking and connectivity products.

Research and Development Expenses

The Company's research and development (R&D) consists of circuit design, development and validation, product engineering, software development and related support activities. The Company's ongoing commitment to research and development is essential to maintaining product leadership in existing product lines and to providing innovative product offerings, which, in turn, drive the Company's opportunities for future growth.

Research and development expenses decreased to $31.2 million in fiscal 2002, compared to $32.6 million in fiscal 2001. This decrease reflects the impact of the Company's November 2001 business restructuring, which reduced annual R&D expenses by approximately $5.0 million, including $2.9 million in compensation and benefit costs. These cost reductions impacted R&D expenses in the fourth quarter of fiscal 2002.

Research and development spending in fiscal 2001 was $32.6 million, compared to $24.4 million in fiscal 2000. This increase reflected increased engineering staff, prototype costs and other development costs driven primarily by the Company's then-accelerated investment in PC chipset development programs during that period.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $32.7 million, or approximately 21% of revenues, in fiscal 2002, compared to $35.4 million, or approximately 22% of revenues in fiscal 2001. Fiscal 2000 selling, general and administrative expenses were $33.0 million, or approximately 22% of revenues.

Contributing to the decrease in fiscal 2002, as compared to fiscal 2001, were lower variable selling expenses associated with reduced product sales in fiscal 2002. In addition, the Company's November 2001 business restructuring reduced annual selling, general and administrative expenses by approximately $0.9 million, which impacted expenses in the fourth quarter of fiscal 2002. Cost containment efforts in travel expenses and other administrative costs, driven by the recent economic slowdown, also contributed to the decline in fiscal 2002. Partially offsetting these lower costs were a $0.3 million litigation settlement in fiscal 2002, and $0.7 million of non-recurring professional fees.

This increase in fiscal 2001 selling, general and administrative expenses, as compared to fiscal 2000, reflected increased selling and marketing costs associated with higher revenues in fiscal 2001.

Other Income and Expense

Interest income of $3.5 million in fiscal 2002 declined from $5.5 million reported in fiscal 2001, reflecting lower interest rates on short-term investments over this period. Interest income of $5.5 million in fiscal 2001 was higher than $3.4 million reported in fiscal 2000 due to higher average cash, cash equivalents and short-term investment balances available for investment in fiscal 2001, compared to fiscal 2000.

Other income (expense), net, totaled $1.0 million in fiscal 2002, including gains of $0.6 million realized from the sale of two underutilized facilities and gains of $1.1 million realized on sales of a portion of an equity investment, partially offset by write-downs of $0.7 million on two cost-basis investments in privately held companies. Management concluded that these cost-basis investments had experienced permanent impairments in value and recorded impairment charges to reduce their carrying amounts to net realizable values.

In fiscal 2001, the Company realized significant gains on the sale of a portion of its investment in Singapore-based Chartered Semiconductor Manufacturing Ltd. (Chartered), as well as proceeds from sales of call options covering a portion of its Chartered stock holdings. During fiscal 2001, the gains totaled $24.2 million, while proceeds from the sales of call options were $2.2 million. The Company also realized gains of $2.5 million on other equity investment sales in fiscal 2001. In fiscal 2000, Other income (expense), net of $0.3 million was provided by gains realized on equity investment sales.

Income Taxes

Generally, the Company's income tax rate includes the federal, state and foreign statutory tax rates, the impact of certain permanent differences between the book and tax accounting treatment of certain expenses, the impact of tax-exempt income and various tax credits.

The Company's effective income tax rate for fiscal 2002 was approximately 30%. By comparison, the effective income tax rate was approximately 33% in fiscal 2001 and 37% in fiscal 2000. The lower effective income tax rate for fiscal 2002 primarily reflects an increased impact of tax-exempt income as compared to fiscal 2001. The 33% effective income tax rate for 2001 also reflects the impact of tax-exempt income, but to a lesser extent than in fiscal 2002. The effective income tax rate for fiscal 2000 was adversely impacted by certain losses incurred in foreign tax jurisdictions for which no corresponding tax benefit was recorded.

Discontinued Operations

In March 1999, the Company's Board of Directors approved a plan for the Company to divest its Foundry Business Unit (FBU). This divestiture was completed on June 1, 1999, with the Company selling the assets of the FBU to privately held Inertia Optical Technology Applications, Inc. (IOTA) of Newark, New Jersey, in exchange for 38% of IOTA's outstanding common stock. The combined businesses have since operated as Standard MEMS, Inc. (SMI).

In fiscal 2000, the Company recorded a $4.2 million adjustment to reduce the loss on the disposition of this operation, primarily reflecting a previously reserved income tax benefit, as well as an adjustment of estimated final disposition costs. During fiscal 2001, the Company sold the majority of its ownership interest in SMI and realized an after-tax gain of $4.8 million. This sale of SMI stock in fiscal 2001 reduced the Company's ownership interest in SMI below 5%.

The Company has been involved in several legal actions relating to past divestitures of divisions and business units. These divestitures were accounted for as discontinued operations, and accordingly, costs associated with these actions are reported as a Loss from discontinued operations on the Consolidated Statements of Operations. These costs totaled $2.5 million, before applicable income tax benefits of $0.9 million, in fiscal 2002.

Change in Revenue Recognition Policy

In fiscal 2000, the Company changed its accounting policy for the recognition of revenue on product shipments to distributors. Recognition of revenue and related gross profit on shipments to distributors is now deferred until the product is resold by the distributors. This change was made with an effective date of March 1, 1999 (the beginning of fiscal 2000).

Management considers the current policy of deferring revenue on shipments to distributors to be a more meaningful presentation of the Company's operating results. It allows investors to better understand end-user demand for the products that the Company sells through distribution channels and it better focuses the Company on end-user demand. This policy is also a common practice within the semiconductor industry.

The cumulative effect of this change in accounting principle on all prior years resulted in an after-tax charge of $2.9 million, or $0.19 per diluted share, in fiscal 2000.

Technology and Patent License Agreements with Intel Corporation

In 1987, the Company and Intel Corporation (Intel) entered into an agreement providing for, among other things, a broad, worldwide, non-exclusive patent cross-license between the two companies, covering manufacturing processes and products, thereby providing each company access to the other's current and future patent portfolios.

In September 1999, the two companies announced a technology exchange agreement (the Agreement) that would allow SMSC to accelerate its ongoing development of Intel-compatible chipset products. Chipset products are integrated circuits that communicate with the microprocessor (CPU) and assist in controlling the flow of information within a personal computer or similar application. The Agreement provides, among other things, for Intel to transfer certain intellectual property related to Intel chipset architectures to SMSC, and provides SMSC the opportunity to supply Intel chipset components along with its own chipset solutions. The Agreement also limits SMSC's rights regarding

Northbridges and Intel Architecture Microprocessors under the 1987 agreement.

The Agreement includes provisions for its termination under certain circumstances. Under one such provision, beginning in the third year of the Agreement and annually thereafter, SMSC can elect to terminate the Agreement should SMSC not achieve certain minimum chipset revenue amounts set forth in the Agreement, unless Intel pays SMSC an amount equal to the shortfall between the minimum revenue amount and the actual revenue for that period. Should the Agreement terminate under this provision, the limitations imposed by the Agreement on the Northbridge rights under the 1987 agreement terminate immediately, and the limitations imposed by the Agreement on the microprocessor rights under the 1987 agreement terminate 12 months later. Should Intel elect to make the revenue amount shortfall payment, the provisions of the Agreement will remain in force for the subsequent 12-month period, for which another minimum revenue amount will be applicable, and at the end of which a similar termination event may arise. Minimum chipset revenue amounts are $30 million, $45 million, and $60 million for the 12 months ending September 21, 2001, 2002, and 2003, respectively, and increase by 10% for each succeeding 12-month period following 2003, until expiration of the Agreement in July 2007.

In September 2001, SMSC notified Intel of a chipset revenue shortfall of approximately $29.6 million for the 12 months ended September 21, 2001. In November 2001, the Company received a $29.6 million payment from Intel, which is reported as licensing revenue on the Company's Consolidated Statements of Operations for the year ended February 28, 2002. There can be no assurance whatsoever that Intel will elect to pay any future revenue shortfalls to SMSC under the Agreement.

Liquidity and Capital Resources

The Company currently finances its operations through a combination of existing resources and cash generated by operations.

The Company's cash, cash equivalents and short-term investments increased to $126.7 million as of February 28, 2002, an increase of $17.5 million compared to $109.2 million at February 28, 2001. The Company had $155.0 of working capital, and a current ratio of 7.5 to 1, at February 28, 2002, compared to $146.4 million and 6.3 to 1, respectively, at February 28, 2001. The Company had no bank debt at February 28, 2002 or February 28, 2001.

Operating activities generated $29.0 million of cash in fiscal 2002, including the $29.6 million licensing payment from Intel Corporation, and after $5.3 million of income tax payments. Fiscal 2002 operating cash flow benefited from a decline in inventories of approximately $14.2 million, reflecting close management of inventories and alignment of inventory balances with current demand during the recent economic slowdown. This was partially offset by a $5.7 million increase in accounts receivable, and a $1.5 million decrease in accounts payable, accrued expenses and other liabilities.

Reflecting the adverse business conditions, capital spending was significantly restrained in fiscal 2002, and totaled approximately $4.5 million, compared to $14.6 million in fiscal 2001. Capital expenditures in fiscal 2003 are expected to exceed those incurred in fiscal 2002, but will depend upon, among other factors, the level of economic recovery, if any, in the high technology sector. Capital expenditures are typically incurred to support the Company's semiconductor test operation and to

acquire hardware, software and other tools used in the design of the Company's products. There were no material commitments for capital expenditures as of February 28, 2002.

The Company used $4.2 million of cash in its net financing activities in fiscal 2002, including purchases of treasury stock under its common stock repurchase program. During fiscal 2002, 340,000 shares of treasury stock were acquired in open market transactions at a cost of $5.5 million, $0.8 million of which settled in early March 2002 and is carried within *Accounts payable* on the Consolidated Balance Sheet at February 28, 2002. As of February 28, 2002, the Company holds 1,338,000 shares of treasury stock, at a cost of $13.9 million.

The Company's payment obligations and commitments as of February 28, 2002 are as follows *(in thousands)*:

Payment Obligations by Period	Total	Within 1 year	Between 1 and 3 years	Thereafter
Capital leases	$ 1,145	$ 940	$ 205	$ —
Operating leases	3,187	1,171	1,318	698
Purchase commitments	9,043	9,043	—	—
Total	$13,375	$11,154	$1,523	$698

The Company has considered in the past, and will continue to consider, various possible transactions to secure necessary foundry manufacturing capacity, including equity investments in, prepayments to, or deposits with foundries, in exchange for guaranteed capacity or other arrangements which address the Company's manufacturing requirements. The Company may also consider utilizing cash to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. From time to time, in the ordinary course of business, the Company may evaluate potential acquisitions of or investment in such businesses, products or technologies owned by third parties.

The Company expects that its cash, cash equivalents, short-term investments, cash flows from operations and its borrowing capacity will be sufficient to finance the Company's operating and capital requirements through the end of fiscal 2003.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates and to the extent that they are material, future results of operations will be affected.

The Company believes the following critical accounting policies are important to the portrayal of the Company's financial condition and operating results, and require critical management judgments and estimates about matters that are inherently uncertain. Although management believes that its judgments and estimates are appropriate and reasonable, actual future results may differ from these estimates, and to the extent that such differences are material, future reported operating results may be affected.

◦ *Revenue Recognition*

Revenues and associated gross profit from shipments to the Company's distributors are deferred until the distributors resell the products. Shipments to distributors are made under agreements allowing price protection and limited rights to return unsold merchandise. In addition, the Company's shipments to its distributors may experience short-term variations as distributors manage their inventories to current

levels of end-user demand. Therefore, the Company considers the policy of deferring revenue on shipments to distributors to be a more meaningful presentation of the Company's operating results. It allows investors to better understand end-user demand for the products that the Company sells through distribution channels and it better focuses the Company on end-user demand. This policy is also a common practice within the semiconductor industry. The Company relies on its distributors to supply the Company with distribution sales and inventory information regarding its products, and any errors or omissions made by those distributors, if material, could affect operating results.

The Company recognizes revenue from product sales to original equipment manufacturers (OEMs) and end-users at the time of shipment, net of appropriate reserves for product returns and allowances. For these revenues, the Company must make assumptions and estimates of future product returns and sales allowances, and any differences between those estimates and actual results, if material, could affect that period's operating results.

◦ *Inventories*

The Company's inventories represent high-technology parts that may be subject to rapid technological obsolescence and which are sold in a highly competitive industry. Inventories are valued at the lower of first-in, first-out cost or market, and are actively reviewed for product obsolescence and impaired values, based upon assumptions of future demand and market conditions. When it is determine that inventory is stated at a higher value than that which can be recovered, the Company writes this inventory down to its estimated realizable value.

◦ *Allowance for Doubtful Accounts*

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. These estimated losses are based upon historical bad debts, specific customer creditworthiness and current economic trends. If the financial condition of a customer deteriorates, resulting in the customer's inability to make payments within approved credit terms, additional allowances may be required. The Company performs credit evaluations of its customers' financial condition on a regular basis, and has not experienced any material bad debt losses during the past three fiscal years.

◦ *Valuation of Equity Investments*

The Company holds minority equity interests in several publicly and privately owned companies, some of which operate in the semiconductor industry and are subject to many of the same business risks faced by SMSC. The Company records an impairment charge when an investment is judged to have experienced a decline in value that is other than temporary. Judgments of the value of privately owned companies is subjective and is dependent upon management's assessment of the performance of the company and its prospects for future success. Adverse changes in market conditions or poor operating results of these equity investments could result in future impairment charges. The recorded value of the Company's equity investments at February 28, 2002 is $18.5 million.

◦ *Litigation*

From time to time, the Company is involved in legal actions arising in the ordinary course of business. There can be no assurance that any third party assertions against the Company will be resolved without costly litigation, in a manner that is not

adverse to its financial position, results of operations or cash flows. As of February 28, 2002, no estimate can be made of any possible loss or possible range of loss associated with the resolution any such contingencies. If additional information becomes available which indicates that a loss, or range of losses, is probable, the Company would then record a charge for the minimum estimated liability, which could materially impact operating results and financial condition.

Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, *Business Combinations,* and SFAS No. 142, *Goodwill and Other Intangible Assets.* SFAS No. 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001, thereby eliminating use of the pooling-of-interests method. SFAS No.142 requires goodwill and certain other intangible assets to be tested for impairment at least annually and written down only when impaired, replacing the previous accounting practice of ratably amortizing these items. Intangible assets other than goodwill that have finite lives are amortized over their useful lives. This statement applies to existing goodwill and intangible assets, beginning with fiscal years beginning after December 15, 2001. The implementation of these pronouncements did not materially impact the Company's results of operations or financial condition.

In August 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations.* This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 25, 2002. The Company currently does not expect this pronouncement to have any impact on its results of operations or financial condition.

In October 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-lived Assets.* This statement establishes a single accounting model, based upon the framework established in SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of,* for long-lived assets to be disposed of by sale and addressed significant implementation issues. This statement is effective for fiscal years beginning after December 15, 2001. This pronouncement did not materially impact the Company's results of operations or financial condition.

Financial Market Risks

As of February 28, 2002, the Company's $28.6 million of short-term investments consisted primarily of investments in corporate, government and municipal obligations with maturities of between three and twelve months. If market interest rates were to increase immediately and uniformly by 10 percent from levels at February 28, 2002, the fair value of these short-term investments would decline by an immaterial amount. The Company generally expects to hold its fixed income investments until maturity and, therefore, would not expect operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest rates on short-term investments.

The Company has international sales and expenditures and is, therefore, subject to certain foreign currency rate exposure. The Company conducts a significant amount of its business in Asia. In order to reduce the risk from fluctuation in foreign exchange rates, most of the Company's product sales and all of its arrangements with its foundry, test and assembly vendors are denominated in U.S. dollars. Transactions in the Japanese market made by the Company's majority owned subsidiary, SMSC Japan, are denominated in Japanese yen. SMSC Japan purchases a significant amount of its products for resale from Standard Microsystems Corporation in U.S. dollars, and from time to time enters into forward exchange contracts to hedge against currency fluctuations associated with these product purchases. During fiscal 2002, SMSC Japan entered into a contract with a Japanese financial institution to purchase U.S. dollars to meet a portion of its U.S. dollar denominated product purchase requirements. Gains and losses on this contract were not significant. The contract expired in February 2002, and as of February 28, 2002, the Company has no open foreign exchange contracts.

The Company has never received a cash dividend (repatriation of cash) from SMSC Japan nor does it expect to receive such a dividend in the near future.

Other Factors That May Affect Future Operating Results

As a supplier of semiconductors, the Company competes in a challenging business environment, which is characterized by intense competition, rapid technological change and cyclical business patterns. Except for the historical information contained herein, the matters discussed in this report are forward-looking statements. The Company faces a variety of risks and uncertainties in conducting its business, some of which are out of its control, and any of which, were they to occur, could impair the Company's operating performance. For a more detailed discussion of risk factors, please refer to the Company's report on Form 10-K filed with the Securities and Exchange Commission.

Consolidated Statements of Operations

(In thousands, except per share data)

For the years ended February 28 or 29,	**2002**	2001	2000
Product sales	**$128,528**	$162,008	$151,371
Licensing revenues	**30,770**	1,420	1,876
	159,298	163,428	153,247
Cost of goods sold	**81,264**	96,660	93,884
Gross profit	**78,034**	66,768	59,363
Operating expenses:			
Research and development	**31,178**	32,580	24,365
Selling, general and administrative	**32,744**	35,369	32,993
Restructuring costs	**7,734**	—	—
Income (loss) from operations	**6,378**	(1,181)	2,005
Other income (expense):			
Interest income	**3,450**	5,534	3,442
Interest expense	**(133)**	(212)	(285)
Other income (expense), net	**991**	28,971	258
Income before income taxes and minority interest	**10,686**	33,112	5,420
Provision for income taxes	**3,171**	10,852	2,007
Minority interest in net income (loss) of subsidiary	**40**	96	(29)
Income from continuing operations	**7,475**	22,164	3,442
Discontinued operations:			
Gain on sales of (loss from) discontinued operations (net of income taxes of ($918), $2,799, and ($2,980))	**(1,564)**	4,765	4,151
Income before cumulative effect of change in accounting principle	**5,911**	26,929	7,593
Cumulative effect of change in accounting principle (net of income tax benefits of $1,716)	**—**	—	(2,924)
Net income	**$ 5,911**	$ 26,929	$ 4,669
Basic net income (loss) per share:			
Income from continuing operations	**$ 0.47**	$ 1.39	$ 0.22
Gain on sales of (loss from) discontinued operations	**(0.10)**	0.30	0.27
Cumulative effect of change in accounting principle	**—**	—	(0.19)
Basic net income per share	**$ 0.37**	$ 1.69	$ 0.30
Diluted net income (loss) per share:			
Income from continuing operations	**$ 0.44**	$ 1.29	$ 0.22
Gain on sales of (loss from) discontinued operations	**(0.09)**	0.28	0.26
Cumulative effect of change in accounting principle	**—**	—	(0.19)
Diluted net income per share	**$ 0.35**	$ 1.57	$ 0.29

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

(In thousands, except share and per share data)

As of February 28,	2002	2001
Assets		
Current assets:		
Cash and cash equivalents	$ 98,065	$ 99,545
Short-term investments	28,595	9,629
Accounts receivable, net of allowance for doubtful accounts of $450 and $362, respectively	21,828	16,776
Inventories	17,585	31,999
Deferred income taxes	8,582	8,718
Other current assets	4,317	7,080
Total current assets	178,972	173,747
Property, plant and equipment, net	24,170	35,492
Investment in Chartered Semiconductor	9,992	13,001
Deferred income taxes	7,196	2,019
Other assets	15,733	14,839
	$236,063	$239,098
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	$ 8,477	$ 11,721
Deferred income on shipments to distributors	6,225	6,672
Accrued expenses and other liabilities	9,289	8,972
Total current liabilities	23,991	27,365
Other liabilities	6,973	5,812
Commitments and contingencies		
Minority interest in subsidiary	11,646	11,606
Shareholders' equity:		
Preferred stock, $.10 par value, authorized 1,000,000 shares, none issued	—	—
Common stock, $.10 par value, authorized 30,000,000 shares, issued 17,277,000 and 17,082,000 shares, respectively	1,728	1,708
Additional paid-in capital	119,505	116,515
Retained earnings	84,963	79,052
Treasury stock, 1,338,000 and 998,000 shares, respectively, at cost	(13,861)	(8,330)
Accumulated other comprehensive income	1,118	5,370
Total shareholders' equity	193,453	194,315
	$236,063	$239,098

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity

(In thousands)

	Common Stock		Additional Paid-In	Retained	Treasury Stock		Accumulated Other Comprehensive	
	Shares	Amount	Capital	Earnings	Shares	Amount	Income	Total
Balance at February 28, 1999	16,045	$1,605	$108,665	$47,454	(521)	$ (2,957)	$ 3,667	$158,434
Comprehensive income:								
Net income	—	—	—	4,669	—	—	—	4,669
Other comprehensive income								
Change in unrealized gain on investments	—	—	—	—	—	—	35,737	35,737
Foreign currency translation adjustment	—	—	—	—	—	—	704	704
Total other comprehensive income								36,441
Total comprehensive income								41,110
Shares issued under Incentive Savings and Retirement Plan	90	9	784	—	—	—	—	793
Stock options exercised	223	22	1,938	—	—	—	—	1,960
Tax effect of employee stock plans	—	—	232	—	—	—	—	232
Stock grants to employees, net	73	7	678	—	—	—	—	685
Purchases of treasury stock	—	—	—	—	(150)	(1,422)	—	(1,422)
Balance at February 29, 2000	16,431	1,643	112,297	52,123	(671)	(4,379)	40,108	201,792
Comprehensive loss:								
Net income	—	—	—	26,929	—	—	—	26,929
Other comprehensive loss								
Change in unrealized gain on investments	—	—	—	—	—	—	(33,778)	(33,778)
Foreign currency translation adjustment	—	—	—	—	—	—	(960)	(960)
Total other comprehensive loss								(34,738)
Total comprehensive loss								(7,809)
Shares issued under Incentive Savings and Retirement Plan	23	2	317	—	—	—	—	319
Stock options exercised	333	33	3,003	—	—	—	—	3,036
Tax effect of employee stock plans	—	—	567	—	—	—	—	567
Stock grants to employees, net	95	10	351	—	—	—	—	361
Net exercise of stock warrants	200	20	(20)	—	—	—	—	—
Purchases of treasury stock	—	—	—	—	(327)	(3,951)	—	(3,951)
Balance at February 28, 2001	17,082	1,708	116,515	79,052	(998)	(8,330)	5,370	194,315
Comprehensive income:								
Net income	**—**	**—**	**—**	**5,911**	**—**	**—**	**—**	**5,911**
Other comprehensive loss								
Change in unrealized gain on investments	**—**	**—**	**—**	**—**	**—**	**—**	**(2,683)**	**(2,683)**
Foreign currency translation adjustment	**—**	**—**	**—**	**—**	**—**	**—**	**(1,569)**	**(1,569)**
Total other comprehensive loss								**(4,252)**
Total comprehensive income								**1,659**
Stock options exercised	**169**	**17**	**1,543**	**—**	**—**	**—**	**—**	**1,560**
Tax effect of employee stock plans	**—**	**—**	**595**	**—**	**—**	**—**	**—**	**595**
Stock grants to employees, net	**26**	**3**	**645**	**—**	**—**	**—**	**—**	**648**
Stock-based compensation	**—**	**—**	**207**	**—**	**—**	**—**	**—**	**207**
Purchases of treasury stock	**—**	**—**	**—**	**—**	**(340)**	**(5,531)**	**—**	**(5,531)**
Balance at February 28, 2002	**17,277**	**$1,728**	**$119,505**	**$84,963**	**(1,338)**	**$(13,861)**	**$ 1,118**	**$193,453**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(In thousands)

For the years ended February 28 or 29,	2002	2001	2000
Cash flows from operating activities:			
Cash received from customers and licensees	$ 152,884	$ 163,355	$ 163,468
Cash paid to suppliers and employees	(122,655)	(160,868)	(148,099)
Interest received	4,208	4,795	3,417
Interest paid	(133)	(212)	(285)
Income taxes paid	(5,349)	(8,239)	(796)
Net cash provided by (used for) operating activities	28,955	(1,169)	17,705
Cash flows from investing activities:			
Capital expenditures	(4,488)	(14,600)	(10,503)
Sales of property, plant and equipment	2,004	891	863
Sales of equity investments	1,064	38,608	297
Purchases of short-term investments	(32,595)	(10,632)	(8,000)
Sales of short-term investments	13,629	3,003	8,000
Other	(2,583)	(140)	(214)
Net cash provided by (used for) investing activities	(22,969)	17,130	(9,557)
Cash flows from financing activities:			
Proceeds from issuance of common stock	1,560	3,111	2,457
Purchases of treasury stock	(4,750)	(3,951)	(1,422)
Repayments of obligations under capital leases	(1,002)	(924)	(853)
Net cash provided by (used for) financing activities	(4,192)	(1,764)	182
Effect of foreign exchange rate changes on cash and cash equivalents	(691)	(424)	226
Net cash provided by (used for) discontinued operations	(2,583)	12,367	(3,222)
Net increase (decrease) in cash and cash equivalents	(1,480)	26,140	5,334
Cash and cash equivalents at beginning of year	99,545	73,405	68,071
Cash and cash equivalents at end of year	$ 98,065	$ 99,545	$ 73,405
Reconciliation of income from continuing operations to net cash provided by (used for) operating activities:			
Income from continuing operations	$ 7,475	$ 22,164	$ 3,442
Adjustments to reconcile income from continuing operations to net cash provided by (used for) operating activities:			
Depreciation and amortization	11,614	11,792	9,988
Gains on sales of investments	(1,639)	(28,935)	(276)
Asset impairments	5,602	—	—
Other adjustments, net	80	(221)	189
Changes in operating assets and liabilities:			
Accounts receivable	(5,666)	(44)	9,933
Inventories	14,172	(12,139)	(7,354)
Accounts payable and accrued expenses and other liabilities	(1,450)	3,982	363
Other changes, net	(1,233)	2,232	1,420
Net cash provided by (used for) operating activities	$ 28,955	$ (1,169)	$ 17,705

The accompanying notes are an integral part of these consolidated financial statements.

1. Description of Business

Standard Microsystems Corporation (the Company or SMSC), a Delaware corporation founded in 1971 and based in Hauppauge, New York, is a worldwide supplier of leading-edge integrated circuits for a broad range of high-speed communication and computing applications. The Company's products provide solutions in Advanced Input/Output (I/O) technology, Environmental Monitoring and Control, USB Connectivity, Local Area Networking, Embedded Control Systems and Systems Logic. SMSC is the world's leading supplier of I/O integrated circuits for personal computers.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The Company's fiscal year ends on the last day in February. The consolidated financial statements include the accounts of the Company and its subsidiaries after elimination of all significant intercompany accounts and transactions.

Reclassifications

Certain items in the prior years' consolidated financial statements have been reclassified to conform to the fiscal 2002 presentation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist principally of cash in banks and highly liquid debt instruments purchased with original maturities of three months or less.

Short-Term Investments

Marketable debt and equity securities are reported at fair value. Unrealized gains and losses on short-term investments are either included within net income for those securities classified as *trading securities,* or included as a separate component of shareholders' equity for those securities classified as *available-for-sale*. As of February 28, 2002, short-term investments consist primarily of investments in corporate obligations with maturities of between three and twelve months and are classified as *available-for-sale*. The cost of these short-term investments approximates their market value as of February 28, 2002.

Fair Value of Financial Instruments

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to their short-term maturities. The amounts presented for other long-term liabilities also approximate their fair values.

Inventories

Inventories are valued at the lower of first-in, first-out cost or market.

Property, Plant and Equipment

Property, plant and equipment are carried at cost and are depreciated on a straight-line basis over the estimated useful lives of the buildings (20 to 25 years) and machinery and equipment (3 to 7 years). Upon sale or retirement of property, plant and equipment, the related cost and accumulated

depreciation are removed from the accounts and any resulting gain or loss is reflected currently.

Cost Basis Investments

Equity investments representing an ownership interest of less than 20% in non-publicly traded companies are carried at cost. Changes in the value of these investments are not recognized unless they are sold, or an impairment in value is deemed to be other than temporary.

Long-Term Investments in Equity Securities

Investments in publicly traded equity securities are classified as *available-for-sale* and are carried at fair value on the accompanying Consolidated Balance Sheets. Unrealized gains and losses on such securities, net of taxes, are reported in accumulated other comprehensive income within shareholders' equity.

Long-Lived Assets

The Company reviews long-lived assets for impairment in value using a gross cash flow basis and provides reserves for impairment whenever events or circumstances indicate that the carrying amount of the assets may not be fully recoverable.

Revenue Recognition

The Company recognizes revenue from product sales to original equipment manufacturers (OEMs) and end-users at the time of shipment, net of appropriate reserves for product returns and allowances. The Company's terms of shipment are customarily FOB shipping point.

Certain of the Company's sales are made to distributors under agreements allowing price protection and rights to return unsold merchandise. Accordingly, and pursuant to an accounting change implemented in fiscal 2000, recognition of revenue and associated gross profit on shipments to distributors is deferred until the distributors resell the products. This accounting change is further explained within Note 8—*Accounting Change—Recognition of Revenue on Shipments to Distributors.*

Research and Development

Expenditures for research and development are expensed in the period incurred.

Stock-Based Compensation

The Company grants stock options to employees with exercise prices equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, *Accounting for Stock Issued to Employees* and accordingly, recognizes no compensation expense for the stock option grants. Additional pro forma disclosures as required under Statement of Financial Accounting Standards (SFAS) No. 123, *Accounting for Stock-Based Compensation,* are presented within Note 15—*Benefit and Incentive Plans.*

In March 2000, the Financial Accounting Standards Board (FASB) issued Interpretation No. 44, *Accounting for Certain Transactions Involving Stock Compensation— An Interpretation of APB Opinion No. 25* (FIN 44). FIN 44 clarifies certain aspects of APB Opinion No. 25, including the definition of an employee, the criteria for determining whether a plan qualifies as a noncompensatory plan, the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and the accounting for an exchange of stock compensation awards in a business combination. The Company's accounting for stock-based compensation complies with the provisions of FIN 44.

Income Taxes

Deferred income taxes are provided on temporary differences that arise in the recording of transactions for financial and tax reporting purposes and

result in deferred tax assets and liabilities. Deferred tax assets are reduced by an appropriate valuation allowance if, in management's judgment, part of the deferred tax asset will not be realized. Tax credits are accounted for as reductions of the current provision for income taxes in the year in which the related expenditures are incurred.

Translation of Foreign Currencies

Assets and liabilities of foreign subsidiaries are translated into U.S. dollars using the exchange rates in effect at the balance sheet date. Results of their operations are translated using the average exchange rates during the period. Resulting translation adjustments are recorded in accumulated other comprehensive income within shareholders' equity.

Foreign Exchange Contracts

The Company purchases most of its materials and transacts most of its international sales, with the exception of certain sales to customers in Japan, in U.S. dollars. The Company's Japanese subsidiary, SMSC Japan, serves the Japanese market and transacts sales to its customers in Japanese yen. SMSC Japan purchases a significant amount of its products for resale from Standard Microsystems Corporation in U.S. dollars, and from time to time enters into forward exchange contracts to hedge against currency fluctuations associated with these product purchases. During fiscal 2002, SMSC Japan entered into a contract with a Japanese financial institution to purchase U.S. dollars to meet a portion of its U.S. dollar denominated product purchase requirements. Gains and losses on this contract were not significant. The contract expired in February 2002, and as of February 28, 2002, the Company has no open foreign exchange contracts.

Comprehensive Income

The Company's other comprehensive income (loss) consists of foreign currency translation adjustments for those subsidiaries not using the U.S. dollar as their functional currency, and unrealized gains and losses on investments.

New Accounting Pronouncements

In July 2001, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 141, *Business Combinations,* and SFAS No. 142, *Goodwill and Other Intangible Assets.* SFAS No. 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001, thereby eliminating use of the pooling-of-interests method. SFAS No.142 requires goodwill and certain other intangible assets to be tested for impairment at least annually and written down only when impaired, replacing the previous accounting practice of ratably amortizing these items. Intangible assets other than goodwill that have a finite life are amortized over their useful lives. This statement applies to existing goodwill and intangible assets, beginning with fiscal years starting after December 15, 2001. The adoption of these pronouncements did not materially impact the Company's results of operations or financial position.

In August 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations.* This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees.

SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 25, 2002. The Company currently does not expect this pronouncement to have any impact on its results of operations or financial position.

In October 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* This statement establishes a single accounting model, based upon the framework established in SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of,* for long-lived assets to be disposed of by sale and addressed significant implementation issues. This statement will be effective for fiscal years beginning after December 15, 2001. The Company currently does not expect this pronouncement to have any impact on its results of operations or financial position.

3. Net Income (Loss) Per Share

Basic net income per share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted net income per share is computed by dividing net income by the sum of the weighted average common shares outstanding during the period plus the dilutive effect of shares issuable through stock options and warrants. Shares used in calculating basic and diluted net income (loss) per share are reconciled as follows *(in thousands):*

For the years ended February 28 or 29,	**2002**	2001	2000
Average shares outstanding for basic net income (loss) per share	**16,069**	15,925	15,620
Dilutive effect of stock options and warrants	**831**	1,240	295
Average shares outstanding for diluted net income (loss) per share	**16,900**	17,165	15,915

Outstanding options covering 273,000 and 511,000 common shares were excluded from the computation of diluted net income (loss) per share for the years ended February 28, 2002 and 2001, respectively, because their effect was antidilutive.

4. Business Restructuring

In November 2001, the Company's Board of Directors approved management's plan to exit the PC chipset business, redirect the Company's resources, and increase its focus on leveraging its core technologies toward higher growth, higher margin businesses. This restructuring was announced on December 3, 2001. The decision to exit this business was based upon an assessment of the PC chipset marketplace, and management's conclusions that the opportunities for profitability in this marketplace had declined, and the costs of entry had increased, to a point where further investments in PC chipset technology were not justified.

As a result of this restructuring, the Company recorded a charge of $9.0 million in fiscal 2002, of which $7.7 million is classified within operating expenses and $1.3 million is classified within cost of goods sold on the Consolidated Statement of Operations.

A summary of the restructuring charge is as follows *(in thousands)*:

	Total Charges	Non-cash Charges	Cash Payments	Business Restructuring Reserve as of February 28, 2002
Impairment of assets	$5,340	$5,340	$ —	$ —
Excess and obsolete inventory	1,275	1,275	—	—
Workforce reduction	309	—	307	2
Non-cancelable lease obligations	1,870	—	99	1,771
Other charges	215	15	19	181
	$9,009	$6,630	$425	$1,954

Impairment of Assets

All assets identified as specifically utilized within the Company's PC chipset development activities were evaluated for possible future use, and those assets for which there was no alternative future use were written off. Most of these assets consisted of software and intellectual property used in the design and development of integrated circuits, many of which were acquired by non-exclusive, non-transferable licenses. These assets are classified as held for disposal, which will be effected through abandonment of their use. One asset, which was originally acquired specifically to support the Company's PC chipset activities, was determined to have alternative future use within the Company's ongoing operations. An impairment charge of $1.9 million was recorded on this asset, based upon an assessment of its fair value through comparison to market values of assets providing functionality similar to the asset's future use.

Excess and Obsolete Inventory

The Company's inventory of PC chipset products, built primarily in anticipation of future design wins, was determined to have minimal net realizable value and was written down accordingly.

Workforce Reduction

As a result of this restructuring, and in line with the sustained economic difficulties of the semiconductor marketplace, the Company eliminated 55 positions, or 11% of its work force, during the third quarter of fiscal 2002. Most of the positions eliminated were within the Company's engineering and development staff. This workforce reduction resulted in a $0.3 million charge for severance benefits.

Non-cancelable Lease Obligations

The workforce reduction created idle floor space at two of the Company's leased facilities, both of which are subject to long-term, non-cancelable lease obligations. The restructuring charge includes $1.9 million to cover the cost of this idle space, which was based upon the ratio of idle floor space to total floor space at each location.

The Company completed its restructuring program during the fourth quarter of fiscal 2002. Substantially all of the cash payments related to the workforce reduction were made in that period. Payments related to non-cancelable lease obligations will be paid over their respective terms, through August 2008.

As a result of this restructuring, the Company reduced its annual operating expenses by approximately $7.1 million, primarily affecting research and development expenses. The restructuring had minimal impact on current product sales, as the Company had yet to achieve significant product sales from PC chipset products.

5. Technology and Patent License Agreements with Intel Corporation

In 1987, the Company and Intel Corporation (Intel) entered into an agreement providing for, among other things, a broad, worldwide, non-exclusive patent cross-license between the two companies, covering manufacturing processes and products, thereby providing each company access to the other's current and future patent portfolios.

In September 1999, the two companies announced a technology exchange agreement (the Agreement) that would allow SMSC to accelerate its ongoing development of Intel-compatible chipset products. Chipset products are integrated circuits that communicate with the microprocessor (CPU) and assist in controlling the flow of information within a personal computer or similar application. The Agreement provides, among other things, for Intel to transfer certain intellectual property related to Intel chipset architectures to SMSC, and provides SMSC the opportunity to supply Intel chipset components along with its own chipset solutions. The Agreement also limits SMSC's rights regarding Northbridges and Intel Architecture Microprocessors under the 1987 agreement.

The Agreement includes provisions for its termination under certain circumstances. Under one such provision, beginning in the third year of the Agreement and annually thereafter, SMSC can elect to terminate the Agreement should SMSC not achieve certain minimum chipset revenue amounts set forth in the Agreement, unless Intel pays SMSC an amount equal to the shortfall between the minimum revenue amount and the actual revenue for that period. Should the Agreement terminate under this provision, the limitations imposed by the Agreement on the Northbridge rights under the 1987 agreement terminate immediately, and the limitations imposed by the Agreement on the microprocessor rights under the 1987 agreement terminate 12 months later. Should Intel elect to make the revenue amount shortfall payment, the provisions of the Agreement will remain in force for the subsequent 12-month period, for which another minimum revenue amount will be applicable, and at the end of which a similar termination event may arise. Minimum chipset revenue amounts are $30 million, $45 million and $60 million for the 12 months ending September 21, 2001, 2002 and 2003, respectively, and increase by 10% for each succeeding 12-month period following 2003, until expiration of the Agreement in July 2007.

In September 2001, SMSC notified Intel of a chipset revenue shortfall of approximately $29.6 million for the 12 months ended September 21, 2001. In November 2001, the Company received a $29.6 million payment from Intel, which is reported as licensing revenue on the Company's Consolidated Statement of Operations for the year ended February 28, 2002. There can be no assurance whatsoever that Intel will elect to pay any future revenue shortfalls to SMSC under the Agreement.

6. Discontinued Operations

In March 1999, the Company's Board of Directors approved a plan for the Company to divest its Foundry Business Unit (FBU). This divestiture was completed on June 1, 1999, with the Company selling the assets of the FBU to privately held Inertia Optical Technology Applications, Inc. (IOTA) of Newark, New Jersey, in exchange for 38% of IOTA's outstanding common stock. The combined businesses have since operated as Standard MEMS, Inc. (SMI).

The Company reported the operating results, net assets and cash flows of the FBU as a discontinued operation, and recorded a pre-tax charge of $15.2 million fiscal 1999, covering write-downs of

certain assets, pre-closing operating losses, and other costs associated with the transaction. In fiscal 2000, the Company recorded a $4.2 million adjustment to reduce the loss on the disposition of this operation, primarily reflecting a previously reserved income tax benefit, as well as an adjustment of estimated final disposition costs. During fiscal 2001, the Company sold the majority of its ownership interest in SMI and realized an after-tax gain of $4.8 million, which appears as a *Gain on sale of discontinued operation* on the Consolidated Statement of Operations for the year ended February 28, 2001. This sale of SMI stock reduced the Company's ownership interest in SMI below 5%.

The Company is involved in several legal actions relating to past divestitures of divisions and business units. These divestitures were accounted for as discontinued operations and, accordingly, costs associated with these actions are reported as a *Loss from discontinued operations* on the Consolidated Statements of Operations. These costs totaled $2.5 million, before applicable income tax benefits of $0.9 million, for the year ended February 28, 2002.

7. Investments

Investment in Chartered Semiconductor

During fiscal 1996, the Company entered into an agreement with Singapore-based Chartered Semiconductor Manufacturing Ltd. (Chartered), whereby the Company acquired a minority equity interest of less than 2% in Chartered for $19.9 million. Under the terms of this agreement, the Company is allocated sub-micron wafer production capacity for ten years in Chartered's wafer fabrication facilities.

In October 1999, shares of Chartered began trading publicly on the Singapore stock exchange, and also began trading on The Nasdaq Stock Market® as American Depository Shares, or ADSs.

The significant increase in *Other income (expense), net* in fiscal 2001 reflects gains realized on sales of a portion of the Company's investment in Chartered, as well as proceeds from sales of call options covering a portion of its Chartered stock holdings. The gains totaled $24.2 million in fiscal 2001, while proceeds from the sales of call options, none of which were exercised, were $2.2 million during the same period. No sales of this investment or related call options were executed in fiscal 2002. As of February 28, 2002, the Company held approximately 444,000 of its original 828,000 Chartered ADSs, which have an original cost of $10.7 million and which are reported on the Consolidated Balance Sheet at $10.0 million, based upon their closing price on The Nasdaq Stock Market on that date.

Other Equity Investments

The Company has an equity investment of less than 1% in a publicly traded company, portions of which have been sold during the past three fiscal years, resulting in pre-tax gains of $1.1 million, $2.0 million and $0.3 million in fiscal 2002, 2001 and 2000, respectively. This investment is carried at its fair value of $0.1 million within *Other assets* on the Consolidated Balance Sheet as of February 28, 2002.

During third and fourth quarters fiscal 2002, the Company recorded charges totaling $0.7 million to write down two cost-basis investments in privately held companies. Management concluded that these investments had experienced permanent impairments in value. Both investments now carry no net book value.

All gains and losses related to these equity investments are included within *Other income (expense), net,* on the Consolidated Statements of Operations.

8. Accounting Change—Recognition of Revenue on Shipments to Distributors

In the fourth quarter of fiscal 2000, the Company changed its accounting method for the recognition of revenue on shipments to distributors. Recognition of revenue and related gross profit on shipments to distributors is deferred until the distributor resells the product. This change was made with an effective date of March 1, 1999 (the beginning of fiscal 2000).

Management considers the current policy of deferring revenue on shipments to distributors to be a more meaningful presentation of the Company's operating results. It allows investors to better understand end-user demand for the products that the Company sells through distribution channels and it better focuses the Company on end-user demand. This policy is also a common practice within the semiconductor industry.

The cumulative effect of this change in accounting principle was a charge of $2.9 million, net of $1.7 million of income tax benefits, or $0.19 per diluted share, recorded in fiscal 2000. The estimated pro forma effect of the accounting change on operating results for fiscal 2000, reflecting the change in accounting principle applied retroactively, is presented below *(in thousands, except per share data):*

For the year ended February 29, 2000	As Reported	Pro Forma
Revenues	$153,247	$153,247
Income from continuing operations	3,442	3,442
Net income	4,669	7,593
Basic net income per share		
Income from continuing operations	$ 0.22	$ 0.22
Net income	0.30	0.49
Diluted net income per share		
Income from continuing operations	$ 0.22	$ 0.22
Net income	0.29	0.48

9. Other Balance Sheet Data

(In thousands)

As of February 28,	2002	2001
Inventories:		
Raw materials	$ 465	$ 558
Work-in-process	5,820	22,859
Finished goods	11,300	8,582
	$ 17,585	$ 31,999
Property, plant and equipment:		
Land	$ 3,434	$ 3,434
Buildings and improvements	29,257	29,540
Machinery and equipment	76,121	82,794
	108,812	115,768
Less: accumulated depreciation	84,642	80,276
	$ 24,170	$ 35,492
Other assets:		
Common stock of SMC Networks, Inc.	$ 8,452	$ 8,452
Other	7,281	6,387
	$ 15,733	$ 14,839
Accrued expenses and other liabilities:		
Salaries and fringe benefits	$ 2,358	$ 2,839
Business restructuring obligations	576	—
Other	6,355	6,133
	$ 9,289	$ 8,972
Other liabilities:		
Retirement benefits	$ 5,395	$ 4,722
Business restructuring obligations	1,378	—
Other	200	1,090
	$ 6,973	$ 5,812

10. Sales of Facilities

During the first quarter of fiscal 2002, the Company sold two underutilized facilities. Combined proceeds from these sales were $2.1 million, before related expenses, and the sales resulted in a net pretax gain of approximately $0.6 million, which is included within *Other income (expense), net.*

11. Shareholders' Equity

Common Stock Repurchase Program

In October 1998, the Company's Board of Directors approved a common stock repurchase program, allowing the Company to repurchase up to one million shares of its common stock on the open market or in private transactions. In July 2000, the authorization was expanded from one million shares to two million shares. As of February 28, 2002, the Company had repurchased 1,338,000 shares of common stock at a cost of $13.9 million under this program. Of that total, 340,000 shares were repurchased in fiscal 2002 at a cost of $5.5 million. The Company currently holds repurchased shares as treasury stock, reported at cost.

Shareholder Rights Plan

The Company maintains a Shareholder Rights Plan as part of its commitment to ensure fair value to all shareholders in the event of an unsolicited takeover offer. The Company's current Shareholder Rights Plan was adopted by the Board of Directors in January 1998, replacing the Company's previous plan which had expired on January 12, 1998, and was subsequently amended in December 2000 and in April 2002. Under this plan, the Company's shareholders of record on January 13, 1998 received a dividend distribution of one preferred stock purchase right for each share of common stock then held. In the event of certain efforts to acquire control of the Company, these rights allow shareholders to purchase common stock of the Company at a discounted price. The rights will expire in January 2008, unless previously redeemed by the Company at $0.01 per right. Citigroup, Inc.'s (Citigroup) ownership of the Company's common stock is excluded from requiring distribution of rights under the plan, so long as Citigroup remains a passive investor and its ownership interest does not exceed 28%. Citigroup is the largest beneficial owner of the Company's common stock at February 28, 2002.

Investment by Intel Corporation

In March 1997, the Company and Intel Corporation (Intel) entered into a Common Stock and Warrant Purchase Agreement (the Agreement) whereby Intel purchased 1,543,000 newly issued shares of the Company's common stock for $9.50 per share, or $14.7 million. Intel also received a three-year warrant to purchase an additional 1,543,000 shares. In March 2000, as provided for in the warrant, Intel executed a "net exercise", whereby Intel was issued 200,000 shares of the Company's common stock, which was equal in fair value to the excess of the warrant's market value over its exercise value, as defined in the Agreement. The Company immediately repurchased these 200,000 shares from Intel for $1.9 million under its common stock repurchase program. This warrant is now fully exercised.

So long as Intel continues to hold its initial investment, the Agreement provides Intel a right of first refusal upon certain corporate transactions, including proposed sales of all or substantially all of the assets of the Company, certain sales of common stock of the Company and certain other transactions which would result in or relating to a change in control of the Company. The Agreement also provides Intel certain other rights, including demand registration rights with respect to shares acquired under the Agreement, a right for Intel to designate a representative to serve on the Company's Board of Directors, and antidilution rights. The Agreement also imposes certain restrictions upon Intel, including limitations, in certain circumstances, on Intel's ability to acquire additional shares of the Company's

common stock (referred to as a standstill arrangement), and restrictions on the transfer of shares acquired pursuant to the Agreement.

12. Income Taxes

The provision for income taxes included in the accompanying Consolidated Statements of Operations consists of the following *(in thousands):*

For the years ended February 28 or 29,	**2002**	2001	2000
Current			
Federal	**$ 5,308**	$ 7,684	$(4,228)
Foreign	**241**	602	87
State	**176**	149	718
	5,725	8,435	(3,423)
Deferred	**(3,472)**	5,216	734
	2,253	13,651	(2,689)
Less: tax provision for (benefit from) discontinued operations	**(918)**	2,799	(2,980)
Less: tax benefits from change in accounting principle	**—**	—	(1,716)
	$ 3,171	$10,852	$ 2,007

The tax provisions for and benefits from discontinued operations represent the taxes resulting from gains and losses related to the Company's previous sale of its former Foundry Business Unit and its former System Products Division, both of which were accounted for as discontinued operations. These gains and losses are further described in Note 6—*Discontinued Operations*. The tax benefit from discontinued operations in fiscal 2000 includes $3.4 million of previously reserved tax benefits related to the Foundry Business Unit sale.

The provision for income taxes differs from the amount computed by applying the U.S. federal statutory tax rate as a result of the following:

For the years ended February 28 or 29,	**2002**	2001	2000
Provision for income taxes computed at U.S. federal statutory rate	**35.0%**	35.0%	35.0%
State taxes, net of federal benefit	**1.0**	0.2	1.0
Differences between foreign and U.S. income tax rates	**(0.7)**	0.7	8.1
Tax-exempt income	**(4.5)**	(2.2)	(5.7)
Other	**(1.1)**	(0.9)	(1.4)
	29.7%	32.8%	37.0%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the Company's deferred tax benefits and liabilities are as follows *(in thousands):*

As of February 28,	**2002**	2001
Deferred tax assets:		
Reserves and accruals not currently deductible for income tax purposes	**$ 5,186**	$ 3,771
Inventory valuation	**3,372**	2,719
Intangible asset amortization	**2,124**	2,846
Restructuring costs	**2,553**	—
Purchased in-process technology	**1,179**	1,485
Property, plant and equipment depreciation	**503**	900
Other	**861**	225
Total deferred tax assets	**15,778**	11,946
Deferred tax liabilities:		
Unrealized gains on investments	**—**	(1,209)
Total deferred tax liabilities	**—**	(1,209)
Net deferred tax assets	**$15,778**	$10,737

Income before income taxes and minority interest includes foreign income of $0.7 million, $0.9 million and $0.5 million for fiscal 2002, 2001 and 2000, respectively.

The Company has $1.9 million of New York State tax credit carryforwards at the end of fiscal 2002, of which $0.1 million will expire in fiscal 2003. The remaining $1.8 million of credit carryforwards expire at various dates in fiscal 2004 through fiscal 2011.

13. Minority Interest in Subsidiary

Sumitomo Metal Industries, Ltd. Of Osaka, Japan (Sumitomo) owns 20% of the issued and outstanding common stock and all of the non-cumulative, non-voting 6% preferred stock of the Company's subsidiary, SMSC Japan. This subsidiary, formerly known as Toyo Microsystems Corporation, was renamed Standard Microsystems K.K. in March 2002, and is now doing business as SMSC Japan.

The Company and Sumitomo have agreed to declare a preferred dividend if SMSC Japan should realize net income of at least five times the total amount of preferred dividends which would be payable on all preferred stock then outstanding. The annual preferred dividend would be equal to 6% of the subscription price of 2.16 billion yen, or approximately $1.0 million, at an exchange rate of 130 yen per dollar. No such dividends have as yet been declared. In the event that a third party acquires a majority of the outstanding common stock of the Company, Sumitomo has the option to require the Company to purchase Sumitomo's interest in SMSC Japan.

14. Commitments and Contingencies

Compensation

Certain executives and key employees are employed under separate agreements terminating on various dates through fiscal 2003. These agreements provide, among other things, for annual base salaries totaling $0.7 million in fiscal 2003.

Leases

The Company and its subsidiaries lease certain facilities and equipment under operating leases. The facility leases generally provide for the lessee to pay taxes, maintenance, and certain other operating costs of the leased property.

The Company also leases certain equipment under long-term capital leases, some of which include options to purchase the equipment for a nominal cost at the termination of the lease.

At February 28, 2002 future minimum lease payments for non-cancelable lease obligations are as follows *(in thousands)*:

	Capital Leases	Operating Leases
2003	$ 940	$1,171
2004	205	789
2005	—	529
2006	—	261
2007	—	175
Thereafter	—	262
Total minimum lease payments	1,145	$3,187
Less: amount representing interest	55	
Present value of minimum lease payments	1,090	
Less: current obligation	890	
Long-term obligation	$ 200	

Included within property and equipment are the following assets held under capital leases *(in thousands)*:

As of February 28,	**2002**	2001
Machinery and equipment	**$ 4,709**	$ 4,676
Less: accumulated depreciation	**(3,265)**	(2,509)
	$ 1,444	$ 2,167

Total rental expenses for all operating leases was $1.8 million, $1.9 million and $1.7 million in fiscal 2002, 2001 and 2000, respectively.

The Company leases certain of its buildings and related improvements to outside parties under non-cancelable operating leases. At February 28, 2002, the cost and accumulated depreciation of the leased buildings were $22.3 million and $19.1 million, respectively.

Future minimum rental income under operating leases for the next five fiscal years, excluding $1.0 million of rental income through fiscal 2005 from one party currently in default, for which future collection is uncertain, is as follows *(in thousands)*:

	Rental Income
2003	$ 376
2004	398
2005	421
2006	445
2007	471
2008 and thereafter	1,723
	$3,834

Litigation

The Company is subject to various lawsuits and claims in the ordinary course of business. While the outcome of these matters cannot be determined, management believes that their ultimate resolution will not have a material effect on the Company's operations or financial position.

In October 2000, Standard Microsystems Corporation was named as a defendant, along with several other semiconductor suppliers, in a patent infringement lawsuit filed by U.S. Philips Corporation in the United States District Court for the Southern District of New York (U.S. Philips Corporation v. Analog Devices, Inc., et al., Case Number 00 CIV. 7426). The Complaint filed in the suit alleged that some of the Company's products infringe one Philips patent, and was seeking injunctive relief and unspecified damages.

In November 2001, the Company and Philips agreed to settle the dispute and to file a joint motion to dismiss all claims. As part of the settlement, the parties have entered into a non-exclusive licensing agreement under which SMSC is a licensee of the previously disputed Philips' patent rights.

In October 1997, the Company sold an 80.1% interest in SMC Networks, Inc., a then-newly formed subsidiary comprised of its former local area networking division, to an affiliate of Accton Technology Corporation (Accton). In consideration for the sale, the Company received $40.2 million in cash, of which $2.0 million was placed in an escrow account, scheduled for release in January 1999, to secure the Company's indemnity obligations under the agreement. The Company's 19.9% minority interest in SMC Networks, Inc. is carried at a cost of $8.5 million within *Other assets* on the accompanying Consolidated Balance Sheets.

In December 1998, Accton notified the Company and the escrow agent of Accton's intention to seek indemnification and damages from the Company in excess of $10.0 million by reason of alleged misrepresentations and inadequate disclosures relating to the transaction and other alleged breaches of covenants and representations in the related agreements. Based upon those allegations, the escrow account was not released to the Company as scheduled in January 1999. In January 1999, SMSC filed an action in the Supreme Court of New York (the Action) against Accton, SMC Networks, Inc. and other parties, seeking the release of the escrow account to the Company on the grounds that Accton's allegations are without merit, and seeking payment of approximately $1.6 million (the majority of which is included within *Other assets* on the

Company's Consolidated Balance Sheets at February 28, 2002 and 2001) owed to the Company by SMC Networks, Inc. In November 1999, the Court issued an order staying the Action and directed the parties to arbitration under the arbitration provisions of the original transaction agreements. The parties are proceeding with arbitration and, in July 2000, the Company asserted various claims against Accton and its affiliates, including claims for fraud, improper transfer of profits, mismanagement, breach of fiduciary duties and payment default.

The Company remains confident that it negotiated and fully performed its obligations under the Agreements with Accton in good faith and considers the claims against it to be without merit. The Company is vigorously defending itself against the allegations made by Accton and, although it is not possible at this time to assess the likelihood of any liability being established, expects that the outcome will not be material to the Company. Furthermore, the Company is pursuing recovery of damages and other relief from Accton pursuant to the Company's claims, but the likelihood of any such recovery also cannot currently be established.

15. Benefit and Incentive Plans

Incentive Savings and Retirement Plan

The Company maintains a defined contribution Incentive Savings and Retirement Plan (the Plan) which, pursuant to Section 401(k) of the Internal Revenue Code, permits employees to defer taxation on their pre-tax contributions to the Plan.

The Plan permits employees to contribute up to 15% of their earnings, through payroll deductions, based on earnings reduction agreements. The Company makes matching contributions to the Plan in the form of SMSC common stock. In fiscal 2002, the Company's matching contribution to the plan was increased to two-thirds of the employee's contribution, up to 6% of the employee's earnings. In prior fiscal years, the Company matched one-half of the employee's contributions, up to 6% of the employee's earnings. The Company's matching contributions to the Plan totaled $0.9 million, $0.7 million and $0.6 million in fiscal 2002, 2001 and 2000, respectively.

Since July 2000, common stock for the Company's matching contributions to the Plan has been purchased in the open market. Previously, newly-issued common stock was contributed to the Plan from authorized reserves. Since its inception, 1,279,000 shares of the Company's common stock have been contributed to the Plan.

As of February 28, 2002, 294 of the 366 employees who had satisfied the Plan's eligibility requirements to participate were making contributions to the Plan.

Employee Stock Option Plans

Under the Company's stock option plans, the Compensation Committee of the Board of Directors is authorized to grant stock options to purchase up to 5,381,000 shares of common stock. The purpose of these plans is to promote the interests of the Company and its shareholders by providing officers and key employees with additional incentives and the opportunity, through stock ownership, to increase their proprietary interest in the Company and their personal interest in its continued success. Options are granted at prices not less than the fair market value on the date of grant. As of February 28, 2002, 1,318,000 shares of common stock were available for future grants.

Stock option plan activity is summarized below *(shares in thousands)*:

	Fiscal 2002 Shares	**Weighted Average Exercise Price**	Fiscal 2001 Shares	Weighted Average Exercise Price	Fiscal 2000 Shares	Weighted Average Exercise Price
Options outstanding,						
beginning of year	**3,500**	**$12.17**	2,510	$ 9.10	1,370	$9.18
Granted	**1,138**	**13.95**	1,581	16.11	1,767	8.95
Exercised	**(175)**	**9.49**	(287)	8.98	(237)	8.92
Canceled or expired	**(400)**	**14.86**	(304)	10.38	(390)	8.75
Options outstanding, end of year	**4,063**	**$12.52**	3,500	$12.17	2,510	$9.10
Options exercisable	**1,110**	**$11.40**	565	$ 9.54	359	$9.27

The following table summarizes information relating to currently outstanding and exercisable options as of February 28, 2002 *(shares in thousands)*:

Range of Exercise Prices	Weighted Average Remaining Life *(in years)*	Options Outstanding	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
$ 6.25–$ 8.75	7.04	910	$ 7.50	296	$ 7.62
$ 8.81–$12.58	7.48	885	10.63	395	9.88
$12.63–$14.09	8.28	1,013	13.79	262	13.83
$14.19–$17.34	8.95	880	15.18	60	16.07
$17.38–$25.13	8.63	375	19.43	97	19.67
		4,063		1,110	

As allowed under the provisions of SFAS No. 123, *Accounting for Stock-Based Compensation,* the Company applies APB Opinion No. 25 and related interpretations to accounting for the stock options awarded under these plans. Accordingly, no compensation cost has been recognized for these stock options. Had compensation cost for these plans been recorded consistent with the provisions of SFAS No. 123, the Company's net income (loss) and net income (loss) per share would have been the pro forma amounts indicated below *(in thousands, except per share data)*:

For the years ended February 28 or 29,	**2002**	2001	2000
Net income (loss):			
As reported	**$5,911**	$26,929	$4,669
Pro forma	**(142)**	22,529	2,320
Diluted net income (loss) per share:			
As reported	**$ 0.35**	$ 1.57	$ 0.29
Pro forma	**(0.01)**	1.31	0.15

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

For the years ended February 28 or 29,	**2002**	2001	2000
Dividend yield	**—**	—	—
Expected volatility	**63%**	64%	63%
Risk-free interest rates	**4.17%**	4.62%	6.64%
Expected lives *(in years)*	**4**	4	4

The weighted average Black-Scholes values of options granted in fiscal 2002, 2001, and 2000 were $7.57, $8.57, and $5.00, respectively. The values produced by this model are limited by the inclusion of highly subjective assumptions, which greatly affect the calculated values.

Director Stock Option Plan

Under the Company's Director Stock Option Plan, non-qualified options to purchase common stock may be granted to directors at prices not less than the market price of the shares at the date of grant. At February 28, 2002, the expiration dates of the outstanding options range from July 6, 2002 to July 11, 2011, and the exercise prices range from $8.50 to $20.25 (average $12.61) per share.

The following is a summary of activity under the Director Stock Option Plan over the past three fiscal years *(in thousands)*:

For the years ended February 28 or 29,	**2002**	2001	2000
Shares under option, beginning of year	**213**	218	228
Options granted during the year	**48**	50	67
Options canceled or terminated	**—**	—	(77)
Options exercised	**—**	(55)	—
Shares under option, end of year	**261**	213	218
Options exercisable, end of year	**247**	188	168
Shares available for future grants, end of year	**194**	—	32

Director Deferred Compensation Plan

The Company has a deferred compensation plan for its non-employee directors, which permits eligible directors to defer 50% or 100% of their basic annual compensation, which is otherwise paid in cash. During fiscal 2001, the plan was modified to require deferral of at least 50% by all plan participants. Under this plan, an unfunded account is established for each participating director, which is credited with equivalent units of the Company's common stock on the first day of each quarter. These equivalent units track the economic performance of the underlying stock, but carry no voting rights. The deferred compensation earned under this plan is payable when the participant leaves the Company's Board of Directors, for any reason, and is paid in either common stock or an equivalent amount of cash, at the election of the participant.

The following is a summary of the activity under this plan *(units in thousands)*:

For the years ended February 28 or 29,	**2002**	2001	2000
Common stock equivalent units, beginning of year	**25**	23	19
Common stock equivalent units earned during the year	**6**	6	10
Common stock distributed during the year	**—**	(4)	(6)
Common stock equivalent units, end of year	**31**	25	23
Common stock equivalent units available, end of year	**69**	75	71
Range of common stock prices used to calculate common stock equivalent units	**$9.73–$17.10**	$14.38–$20.25	$7.25–$11.13

Restricted Stock Bonus Plan

The Company maintains a Restricted Stock Bonus Plan, which provides for common stock awards to certain officers and key employees. Awards granted under the plan are typically earned in 25%, 25% and 50% increments on the first, second and third anniversaries of the award, respectively. The shares granted are distributed provided the employee has remained employed by the Company through such anniversary dates; otherwise the unearned shares are forfeited. The market value of these shares at the date of award, net of cancellations, is recorded as compensation expense ratably over the three-year periods from the respective award dates. Through February 28, 2002, 161,000 shares, net of cancellations, have been awarded under this plan, of which 100,000 remain unearned as of February 28, 2002. Deferred compensation expense of $1.4 million associated with these unearned shares is reported as a reduction of *Additional paid-in capital* on the February 28, 2002 Consolidated Balance Sheet. Compensation expense for this plan was $0.5 million, $0.4 million and $0.3 million in fiscal 2002, 2001 and 2000, respectively.

Retirement Plans

In October 2000, the Board of Directors terminated all additional benefits for active non-employee directors under its Directors Retirement Plan, other than those benefits already earned, effective in January 2001. Affected directors were offered the opportunity to retain their vested retirement benefit, or to exchange that retirement benefit for a restricted stock grant. In January 2001, a combined 28,000 shares of restricted common stock valued at $0.6 million were granted to certain directors in exchange for their respective benefits under the Directors Retirement Plan. Those directors who chose to retain their retirement benefits, as well as all retired non-employee directors, will continue to receive benefits under the terms of the original plan, as modified. The annual retirement benefit is equal to the annual retainer in effect at the date of retirement or December 31, 2000, whichever is earlier, for a period equal to the lesser of the director's years of service through December 31, 2000 or ten years. Following the completion of all payments to current participants, the Directors Retirement Plan will terminate.

The Company maintains an unfunded Supplemental Executive Retirement Plan to provide senior management with retirement, disability and death benefits. The Plan's retirement benefits are based upon the participant's average compensation during the three-year period prior to retirement. The Company is the beneficiary of life insurance policies that have been purchased as a method of partially financing these benefits. Based upon the latest available actuarial information, the following table sets forth the components of the Plan's net periodic pension expense, the Plan's funded status and the assumptions used in determining the present value of benefit obligations *(dollars in thousands)*:

For the years ended February 28 or 29,	**2002**	2001	2000
Service cost—benefits earned during the year	**$ 71**	$ 80	$ 31
Interest cost on projected benefit obligations	**346**	339	378
Net amortization and deferral	**241**	244	245
Net periodic pension expense	**$ 658**	$ 663	$ 654

As of February 28 or 29,	**2002**	2001	2000
Actuarial present value of:			
Vested benefit obligation	**$ 4,555**	$ 3,975	$ 3,868
Nonvested benefit obligation	**287**	130	126
Accumulated benefit obligation	**4,842**	4,105	3,994
Effect of projected future salary increases	**1,228**	809	803
Projected benefit obligation	**6,070**	4,914	4,797
Unrecognized gain or (loss)	**(379)**	565	465
Unrecognized net transition asset	**(1,715)**	(1,961)	(2,206)
Additional minimum liability	**867**	587	938
Accrued pension cost	**$ 4,843**	$ 4,105	$ 3,994
Assumptions used in determining actuarial present value of benefit obligations:			
Discount rate	**6.00%**	7.25%	7.25%
Weighted average rate of compensation increase	**7.00%**	7.00%	7.00%

Executive Incentives

The Company's Board of Directors has provided that certain executives receive incentive compensation based upon certain revenues, earnings and other performance measures. Incentive compensation of $0.8 million, $0.9 million and $0.8 million was earned in fiscal 2002, 2001 and 2000, respectively.

16. Industry Segment, Geographic, Customer and Supplier Information

Industry Segment

The Company operates predominantly in one industry segment in which it designs, develops and markets semiconductor integrated circuits for the personal computer, peripheral and embedded systems marketplaces.

Geographic Information

The Company's domestic operations include its worldwide revenues, exclusive of some of its revenues from customers in Japan, and most of its operating expenses. The majority of the Company's revenues and operating profits from customers in Japan are recorded by SMSC Japan. The Company conducts various sales and marketing operations outside of the United States through SMSC Japan, and through subsidiaries in Europe and Asia.

The Company's long-lived assets include net property and equipment, and other long-lived assets. The vast majority of the Company's net property and equipment is located in the United States. Included within other long-lived assets is an equity investment in Singapore-based Chartered Semiconductor Manufacturing Ltd. valued at $10.0 million as of February 28, 2002.

Export Sales

The information below summarizes sales to unaffiliated customers by geographic region *(in thousands)*:

For the years ended February 28 or 29,	**2002**	2001	2000
North America	**$ 42,913**	$ 37,750	$ 31,495
Asia and Pacific Rim	**106,123**	101,039	100,889
Europe	**10,157**	24,240	20,383
Rest of World	**105**	399	480
	$159,298	$163,428	$153,247

Significant Customers

During fiscal 2002, 2001 and 2000, the Company had two customers whose purchases represented a significant portion of the Company's revenues in certain fiscal years. Revenues from one customer represented 29.0% in fiscal 2002 and 11.2% in fiscal 2001 of the Company's revenues for those respective fiscal years. Revenue from a second customer represented 15.2% in fiscal 2002 and 14.5% in fiscal 2000 of the Company's revenues for those respective fiscal years. No other customer represented more than 10% of the Company's revenues in these fiscal years.

Significant Suppliers

The Company does not operate a wafer fabrication facility. Two independent foundries in Asia currently supply substantially all of the Company's devices in current production. In addition, substantially all of the Company's products are assembled by one of four independent subcontractors in Asia.

Concentrations of Credit Risk

The Company sells its products to personal computer and electronic equipment manufacturers and their subcontractors, and to electronic component distributors, and maintains individually significant accounts receivable balances from several of its larger customers. One customer accounts for $7.5 million of the Company's accounts receivable as of February 28, 2002. The Company performs credit evaluations of its customers' financial condition on a regular basis and although the Company generally requires no collateral, prepayments or letters of credit may be required from its customers in certain circumstances. Reserves for estimated credit losses are maintained and actual losses were not significant for all years presented.

The Company invests it cash, cash equivalents and short-term investments in a variety of financial instruments and, by policy, seeks to limit the credit exposure on these investments through diversification and by restricting the investments to highly-rated securities.

17. Quarterly Financial Data (unaudited)

(In thousands, except per share data)

Quarter ended	May 31	Aug. 31	Nov. 30	Feb. 28
Fiscal 2002				
Product sales	$30,510	$30,120	$34,644	$33,254
Licensing revenues	326	269	29,970	205
	$30,836	$30,389	$64,614	$33,459
Gross profit	11,776	12,183	40,299	13,776
Operating income (loss)	(4,512)	(3,039)	13,591	338
Income (loss) from continuing operations	(1,624)	(869)	9,195	773
Loss from discontinued operations	(245)	(307)	(116)	(896)
Net income (loss)	(1,869)	(1,176)	9,079	(123)
Basic net income (loss) per share				
Income (loss) from continuing operations	$ (0.10)	$ (0.05)	$ 0.57	$ 0.05
Loss from discontinued operations	(0.02)	(0.02)	(0.01)	(0.06)
	$ (0.12)	$ (0.07)	$ 0.56	$ (0.01)
Diluted net income (loss) per share				
Income (loss) from continuing operations	$ (0.10)	$ (0.05)	$ 0.56	$ 0.04
Loss from discontinued operations	(0.02)	(0.02)	(0.01)	(0.05)
	$ (0.12)	$ (0.07)	$ 0.55	$ (0.01)
Average shares outstanding				
Basic net income (loss) per share	16,102	16,107	16,071	16,018
Diluted net income (loss) per share	16,102	16,107	16,525	17,070
Market price per share				
High	$ 17.00	$ 17.90	$ 13.82	$ 19.75
Low	12.06	11.79	8.50	12.94

Quarter ended	May 31	Aug. 31	Nov. 30	Feb. 28
Fiscal 2001				
Product sales	$37,774	$45,440	$46,616	$32,178
Licensing revenues	445	457	314	204
	$38,219	$45,897	$46,930	$32,382
Gross profit	15,739	18,573	19,428	13,028
Operating income (loss)	125	1,328	1,277	(3,911)
Income from continuing operations	2,419	17,454	2,212	79
Gain on sale of discontinued operation	4,765	—	—	—
Net income	7,184	17,454	2,212	79
Basic net income per share				
Income from continuing operations	$ 0.15	$ 1.10	$ 0.14	$ —
Gain on sale of discontinued operation	0.30	—	—	—
	$ 0.45	$ 1.10	$ 0.14	$ —
Diluted net income per share				
Income from continuing operations	$ 0.14	$ 1.03	$ 0.13	$ —
Gain on sale of discontinued operation	0.29	—	—	—
	$ 0.43	$ 1.03	$ 0.13	$ —
Average shares outstanding				
Basic net income per share	15,799	15,878	15,983	16,044
Diluted net income per share	16,668	16,989	17,574	17,485
Market price per share				
High	$ 15.75	$ 19.00	$ 27.88	$ 20.38
Low	11.81	12.75	17.81	14.00

The Company's common stock is traded in the over-the-counter market under the Nasdaq symbol: SMSC. Trading is reported in the Nasdaq National Market®. There were approximately 781 holders of record of the Company's common stock at April 4, 2002.

The present policy of the Company is to retain earnings to provide funds for the operation and expansion of its business. The Company has never paid a cash dividend, and does not expect to pay cash dividends in the foreseeable future.

Report of Independent Auditors

To Standard Microsystems Corporation:

We have audited the accompanying consolidated balance sheets of Standard Microsystems Corporation (a Delaware corporation) and subsidiaries as of February 28, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended February 28, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Standard Microsystems Corporation and subsidiaries as of February 28, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended February 28, 2002, in conformity with accounting principles generally accepted in the United States.



New York, NY
April 4, 2002

Shareholder Information

Corporate Headquarters
80 Arkay Drive
P.O. Box 18047
Hauppauge, New York
11788-8847
Phone: 631-435-6000
Fax: 631-273-5550
Web Site: www.smsc.com

Common Stock
Nasdaq® Stock Symbol: SMSC
During the fiscal year ended February 28, 2002, prices of the Company's common stock were:

High	$19.75
Low	$ 8.50
Closing	$16.60

2002 Annual Meeting of Shareholders
The 2002 Annual Meeting of Shareholders will be held at 10:00 a.m., Wednesday, July 10, 2002, at the Chase Manhattan Conference Center, 270 Park Avenue, New York, New York 10017.

Form 10-K
A copy of Form 10-K filed with the Securities and Exchange Commission can be obtained upon request to Investor Relations, Standard Microsystems Corporation, at the corporate headquarters address above.

Shareholder Inquiries, Change of Address or Duplicate Mailings
Questions concerning stock transfer, lost certificates or other administrative matters should be directed to American Stock Transfer & Trust Company by calling 1-800-937-5449. If you change your address or wish to consolidate duplicate mailings, please contact American Stock Transfer & Trust Company at the address below or by e-mail at www.info@amstock.com.

Transfer Agent and Registrar
American Stock Transfer
& Trust Company
59 Maiden Lane, Lobby Floor
New York, New York 11219
Attention: Shareholder Relations
Web Site: www.amstock.com

Auditors (through Fiscal 2002)
Arthur Andersen LLP
1345 Avenue of the Americas
New York, New York 10105

Auditors (current)
PricewaterhouseCoopers LLP
401 Broadhollow Road
Melville, New York 11747

Legal Counsel
Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
David C. Fischer, Esq.
SMSC Secretary

Cleary, Gottlieb, Steen & Hamilton
One Liberty Plaza
New York, New York 10006

Patent Counsel
Kenyon & Kenyon
One Broadway
New York, New York 10004

Proskauer Rose LLP
1585 Broadway
New York, New York 10036

Patent/Technology Licensees
Acer Laboratories Inc.
Advanced Micro Devices, Inc.
AT&T Corp.
Data General Corporation
Fujitsu, Ltd.
General Motors Corporation
Hitachi, Ltd.
Hualon Microelectronics Corp.
Hynix Semiconductor, Inc.
Intel Corporation
International Business Machines Corporation (IBM)
Kawasaki Steel Corporation
Lucent Technologies Incorporated
Matsushita Electric Industrial Co., Ltd.
Micron Technology, Inc.
Mitsubishi Electric Corporation
MOSTEK Corporation
National Semiconductor Corp.
NEC Corporation
Nippon Steel Semiconductor Corporation
Oki Electric Industry Company, Ltd.
Samsung Electronics Co., Ltd.
Sanyo Electric Co., Ltd.
SGS-Thompson Microelectronics BV
Sharp Corporation
Texas Instruments Incorporated
Toshiba Corporation
United Microelectronics Corporation
Winbond Electronics Corporation

Eastern Area Sales Office
300 Kennedy Drive
Hauppauge, New York
11788-8847
Phone: 631-435-6183
Fax: 631-435-6110

Central Area Sales Office
Stonelake Building 6
11000 North Mopac Expressway
Suite 500
Austin, Texas 78759
Phone: 512-502-0070
Fax: 512-502-0648

Western Area Sales Office
2107 North First Street, Suite 660
San Jose, California 95131
Phone: 408-441-0455
Fax: 408-436-6476

European Sales Office
Standard Microsystems GmbH
Johanneskirchner Str. 100
81927 Munich
Germany
Phone: 011-49-89-959299-70
Fax: 011-49-89-959299-90

Asian Sales Office
Taiwan Branch
14th Floor, No. 109
Ming-Sheng East Road, Sec. 3
Taipei 105, Taiwan ROC
Phone: 011-886-22712-3515
Fax: 011-886-22712-5026

SMSC Japan*
20th Floor, #4
Ohsaki New City Building
1-6-4, Ohsaki, Shinagawa-Ku
Tokyo 141-0032
Japan
Phone: 011-81-3-5487-0481
Fax: 011-81-3-5487-0490

*Japanese subsidiary

Board of Directors

Steven J. Bilodeau
Chairman of the Board, President and Chief Executive Officer

James R. Berrett
Former Executive NEC Corporation

James J. Boyle
Chairman and President Cardinal Resources, Inc.

Robert M. Brill
General Partner Newlight Associates

Andrew M. Caggia
Senior Vice President and Chief Financial Officer

Peter F. Dicks
Corporate Director

Ivan T. Frisch
Executive Vice President and Provost Polytechnic University

Senior Officers

Steven J. Bilodeau**
Chairman of the Board, President and Chief Executive Officer

Andrew M. Caggia**
Senior Vice President and Chief Financial Officer

George W. Houseweart**
Senior Vice President and General Counsel

David H. Bass
Senior Vice President Engineering

Robert E. Hollingsworth
Senior Vice President Sales and Marketing, Advanced I/O Products

Eric M. Nowling**
Vice President Controller and Chief Accounting Officer

Peter S. Byrnes
Vice President Operations

Marshall Lacoff
Vice President and General Manager Embedded Products

Yasuo Suzuki
President SMSC Japan

**Executive Officer





Standard Microsystems Corporation
80 Arkay Drive
P.O. Box 18047
Hauppauge, New York 11788-8847
Phone: 631-435-6000 Fax: 631-273-5550
WWW.SMSC.COM